UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-118932, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms and Contact Information

The term “Report” refers to this Report on Form 6-K for the nine-month period ended September 30, 2006. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, N.Y. 10022.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks,” “targets,” “goals,” “outlook” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including in the areas of procurement optimization, personnel reductions and our Telekom 2010 strategy; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; the progress of our workforce adjustment initiative described in this Report and changes in currency exchange rates and interest rates. Additionally, we periodically assess our goodwill for indications of impairment by monitoring, among other things, changes in competitive conditions, expectations of growth in the industry, and changes in market and other factors, any of which could result in a risk of additional impairment charges. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information — Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

This Report also contains forward-looking statements that reflect the current views of management with respect to future market potential, such as the “Outlook” statements as well as our dividend outlook, and include generally any information that relates to expectations or targets for revenue or other performance measures. Among the factors to be considered in determining guidance for 2007 and beyond will be the costs of the Group’s workforce adjustment initiative, which we estimate will result in costs and charges totaling approximately EUR 3.3 billion, and the recently announced cost-cutting initiatives totaling in excess of EUR 4 billion over the next three years.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Report.

Exchange Rates

Unless otherwise indicated, all amounts in this Report have been expressed in euros.

As used in this document, “euro,” “EUR” or “€” means the single unified currency that was introduced in the Federal Republic of Germany (the “Federal Republic”) and ten other participating Member States of the European Union (E.U.) on January 1, 1999. “U.S. dollar,” “USD” or “$” means the lawful currency of the United States. As used in this document, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes, as required by Section 522 of the U.S. Tariff Act of 1930, as amended. Unless otherwise stated, conversions of euros into U.S. dollars have been made at the rate of EUR 1.00 to USD 1.2687, which was the noon buying rate on September 29, 2006.

Amounts appearing in this Report that have been translated into euros from other currencies were translated in accordance with the principles described in the notes to the audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2005.

International Finacial Reporting Standards (IFRS)

You should read the following discussion, which has been prepared in accordance with IFRS, as adopted by the European Union (E.U. GAAP), in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Report and applied by the Deutsche Telekom, have been adopted for use in the E.U. by the European Commission; therefore, there are no differences and a reconciliation between E.U. GAAP and IFRS is not needed. Our consolidated financial statements comply with IFRS as published by the IASB. However, those financial statements have been prepared in accordance with the requirements of IFRS, which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP). For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to us, see “Reconciling Differences between IFRS and U.S. GAAP” and notes 48 and 49 to the consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2005.

DEUTSCHE TELEKOM AT A GLANCE

	For the three months ended September 30,			For the nine months ended September 30,			For the year ended
	2006	2005	Change %	2006	2005	Change %	December 31, 2005
	(millions of €, except where indicated)
Net revenue	15,480	15,056	2.8	45,452	44,087	3.1	59,604
Domestic	8,386	8,397	(0.1)	24,733	25,425	(2.7)	34,183
International	7,094	6,659	6.5	20,719	18,662	11.0	25,421
Profit from operations	1,989	2,790	(28.7)	6,392	7,649	(16.4)	7,622
Profit/(loss) from financial activities	(718)	384	n.m.	(2,058)	(783)	n.m.	(1,410)
Profit before income taxes	1,271	3,174	(60.0)	4,334	6,866	(36.9)	6,212
Depreciation, amortization and impairment losses	(2,752)	(2,590)	(6.3)	(7,986)	(7,734)	(3.3)	(12,497)
of property, plant and equipment	(2,097)	(1,982)	(5.8)	(6,084)	(5,889)	(3.3)	(8,070)
of intangible assets	(655)	(608)	(7.7)	(1,902)	(1,845)	(3.1)	(4,427)
Net profit	1,945	2,442	(20.4)	4,029	4,595	(12.3)	5,584
Earnings per share/ADS(a) basic and diluted (€)	0.44	0.57	(22.8)	0.93	1.08	(13.9)	1.31
Net cash from operating activities	3,553	4,267	(16.7)	9,241	10,082	(8.3)	14,998

       n.m.—not meaningful

Number of employees at balance sheet date

	As of September 30, 2006	As of June 30, 2006	Change September 30, 2006/ June 30, 2006%	As of December 31, 2005	Change September 30, 2006/ December 31, 2005%	As of September 30, 2005	Change September 30, 2006/ September 30, 2005%
Deutsche
Telekom Group	250,483	249,991	0.2	243,695	2.8	243,418	2.9
Non-civil servants	207,990	207,073	0.4	197,741	5.2	197,118	5.5
Civil servants	42,493	42,918	(1.0)	45,954	(7.5)	46,300	(8.2)

Number of fixed-network and mobile customers

Telephone lines(b)(millions)	52.3	53.2	(1.7)	54.8	(4.6)	55.5	(5.8)
Broadband lines(c)(millions)	10.6	10.0	6.0	8.6	23.3	7.8	35.9
Mobile customers(d)(millions)	91.6	90.2	1.6	87.6	4.6	84.1	8.9

(a)             One ADS (American Depositary Share) corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

(b)            Telephone lines of the Group (including ISDN channels), including for internal use.

(c)             Broadband lines in operation, including Germany, Eastern and Western Europe.

(d)            Number of customers of the fully consolidated mobile communications companies of the Mobile Communications strategic business area. For an explanation of the change in the method for counting mobile customers as of 2006, please refer to page [23] of this Report.

TELEKOM 2010

Our new strategy, Telekom 2010, is intended to create the necessary framework for becoming Europe’s leading telecommunications provider in terms of both revenue and earnings. Our strategic goal is: “We shape the information and telecommunications industry as Europe’s number one and the leading services company in the industry.”

The implementation of this new strategy involves seven areas of action. The program focuses on Germany, Europe and the United States — our core consumer markets — and on the international business customer segment. In addition, it will focus on the three major industry challenges: innovation, service, and efficiency.

Germany — Despite fierce competition and new business models developing in the market, the Group will defend its market leadership and leverage revenue-related synergies. Besides an attractive package consisting of fixed-network and mobile communications services with an improved level of service, the Group will launch new products and rates such as our triple play offering, Internet-based value-added services and mobile Internet. We are fully leveraging the convergence between fixed-line and mobile communications services and further developing our sales channels in order to fully exploit the potential of our customer base.

Europe — Revenue market shares will be sustainably expanded and the Group’s leading market position in Eastern Europe secured. In the European mobile communications markets, we will pursue a strategy focusing on fixed-network substitution and an extended product portfolio. Depending on the individual market situation, the customer base will be leveraged to enter broadband markets.

United States — T-Mobile USA’s revenue market shares will be maximized and the company will be developed into the Group’s largest business unit in the consumer market. The frequencies acquired in the recent spectrum auction in the United States will result in higher network capacity, allowing T-Mobile USA to add attractive 3G services to its portfolio.

Business customers — The aim is to defend the Group’s market position in Germany and become one of the top three ICT service providers in selected customer segments. T-Systems will focus more on defined sectors, including the automotive industry and the government and healthcare sector while offering a comprehensive portfolio of integrated and IP based IT and telecommunications services.

Innovation — As an innovation leader, we shape markets by focusing on the industry’s top fields of innovation: IPTV, mobile Internet, and ICT services. The potential for convergent products and solutions is being fully developed in conjunction with new business opportunities.

Service — Improving the quality of service is one of our primary objectives. By early 2008, at least 80 percent of all customer inquiries are to be resolved upon initial contact with our Group companies (first-done rate). To this end, existing measures, such as customer relationship management, will be systematically expanded. The Group will benefit from adopting T-Mobile USA’s successful service models, the introduction of new customer process models at T-Com, and an integrated customer database throughout all the business areas.

Efficiency — We will considerably reduce by 2010 our structural costs relating to production, IT, sales, marketing, and shared services.

•                                  Telekom 2010 is the successor to the “Excellence Program”, which brought together the Group’s core transformation activities. The success achieved under the Excellence Program is the foundation of Telekom 2010. For example:

•                                  In the third quarter of 2006, T-Com introduced its new 3x3 rate system, a collection of increasing levels of rate and service packages, and launched its triple-play service, “T-Home.”

•                                  T-Mobile’s calling plans, such as the “Max flat rate” and the “extended Relax rates” have enhanced our positive price image in the mobile communications area.

•                                  In August 2006, an integrated customer database was introduced that will help to improve the quality of service to customers and enable more effective cross-selling opportunities.

•                                  The foundation was prepared for a reduction in internal IT costs, and on the production side, the Next Generation Network was completed, which enables a group wide all-IP based production of our services.

•                                  The Group’s workforce restructuring program is continuing according to plan.

The Group’s management is being restructured concurrently with the launch of Telekom 2010. These changes in governance are intended to improve our customer service and process quality across our business units and to manage our cost base more effectively.

HIGHLIGHTS

Group

Vienna arbitration court strengthens Deutsche Telekom’s position with regard to Polska Telefonya Cyfrowa Sp.zo.o. (PTC)

On June 6, 2006, a court of arbitration in Vienna issued a final partial judgment stating that the exercise by T-Mobile Deutschland of a call option on Elektrim S.A.’s share of approximately 48 percent in PTC on February 15, 2005 was effective. Representatives of Deutsche Telekom have since taken over the positions of Chief Executive Officer and Chief Financial Officer of PTC. For more information regarding the development of this situation after September 30, 2006, please refer to the “Outlook”  and “Legal Proceedings Update” sections below.

Share buy-backs following merger with T-Online

On August 25, 2006, Deutsche Telekom AG completed the share buy-back program that was launched on August 14 2006. The program was announced in October 2004 and was intended to buy back from the market the T-Shares issued in the course of the merger of T-Online International AG into Deutsche Telekom AG in order to prevent an increase in the number of Deutsche Telekom shares subsequent to the merger. By August 25, 2006, a total of 62,730,182 shares with a proportionate amount of the share capital of EUR 160,589,265.92, i.e., approximately 1.4 percent of the share capital, had been repurchased at an average price of EUR 11.29 for a total consideration of EUR 708,334,785.39. There still remain proceedings pending with respect to the court review of the fairness of the exchange ratio, which was initiated by former T-Online shareholders in July 2006.

Long-term rating

On September 11, 2006, Standard & Poor’s changed its outlook for Deutsche Telekom AG’s long-term rating from stable to negative, citing higher than anticipated expenditure for the purchase of mobile communications licenses in the United States and the adjustment of the Company’s guidance for 2006 and 2007. The long-term ratings with Fitch and Moody’s remained unchanged in the reporting period at A- and A3, respectively. For additional information concerning the impact of rating agency actions on our financial obligations, see “Liquidity and Capital Resources — Capital Resources — Interest Step-Up Provisions and Credit Ratings” contained in our Annual Report on Form 20-F for the year ended December 31, 2005.

Medium-term note issue

In July 2006, we took advantage of the favorable market environment to issue a medium-term note of GBP 250 million. The seven-year bond was issued as part of the existing debt issuance program and successfully placed by the participating banks.

Staff restructuring continues

The Group is continuing to implement its staff restructuring program, with staff adjustments - 32,000 in total - to take place on a voluntary basis, e.g., through a redundancy payment scheme. The special redundancy payment program expired on August 31, 2006. The redundancy model with higher redundancy payments for T-Systems Enterprise Services and T-Systems Business Services expires on December 31, 2006.

Mobile Communications

End of Auction 66 in the United States

T-Mobile USA is ideally positioned to continue expanding its business. The company acquired a large amount of additional spectrum for data and voice services in the U.S. Auction 66. T-Mobile USA acquired a total of 120 licenses in various regional classes around the United States for a total of USD 4.2 billion, or around EUR 3.3 billion. The costs for T-Mobile USA in dollars per MHz of spectrum per person of population (POP) of USD 0.63 were considerably lower than in most of the previous frequency auctions in the United States and as such were at the lower end of analysts’ expectations at the beginning of the auction. T-Mobile USA more than doubled its frequency spectrum in the top 100 markets in the United States. The build-out of the 3G network is scheduled to commence in the fourth quarter of 2006 and completion is expected is expected in 2007 and 2008. T-Mobile USA anticipates costs of approximately EUR 2.1 billion for this project.

Broadband/Fixed Network

Entering the triple-play era

T-Com entered the triple-play era in the third quarter of 2006, introducing packages combining voice communication,

Internet access, and television via Internet (IPTV) in Germany, France, and Croatia. IPTV and related services are being implemented in Germany and France via a common platform developed by Microsoft. The new triple-play packages contain features such as time shift (time-delay) TV and an electronic program guide (EPG). In Hungary, Magyar Telekom will introduce a triple-play offer in the fourth quarter 2006, while Slovak Telekom is planning to launch a triple-play package in Slovakia at the end of 2006. Preparations for the launch of a triple-play product are also continuing in Spain.

Launch of the new “3x3 complete packages”

Following the successful merger of T-Online International AG into Deutsche Telekom AG, T-Com launched a fully integrated product portfolio on the market with its introduction of the new 3x3 complete packages. T-Com is systematically focusing its prices and product and service levels on what customers want — simple, attractive prices and, first-rate service, such as the complete installation of all hardware and software components at a fixed rate. T-Com has been offering customers new complete packages since mid-September 2006, each consisting of three different options for telephony and Internet communications. Within four weeks, one million customers had already ordered one of the new offers, the majority opting for one of the attractive packages bundling voice and Internet communications.

Launch of the innovative T-One product

T-One, the innovative convergence product launched at the beginning of August 2006, is T-Com’s first fixed-mobile convergence product and the first dual-phone service introduced throughout Germany that allows customers to use fixed-line and mobile telephony with a single handset. The advantages of the convergence solution are: one line, one telephone, one voicemail box, one bill. Thanks to the two different product options, T-One can be used with a traditional telephone line or as a DSL-based service. Both plans are enhanced by a mobile communications component allowing customers to use T-One also while on the move.

Regulatory order on IP bitstream access

On September 13, 2006, the Federal Network Agency issued a regulatory order obliging us to grant its competitors IP bitstream access, i.e., unbundled broadband access based on the Internet protocol, upon request. IP bitstream access enables competitors to offer access to the Internet, notably broadband access, to end users, and primarily targets the mass market. The order requires us to grant IP bitstream access on non-discriminatory terms and to submit its rates for such access services to the Federal Network Agency for advance approval, whereby the rates must be based on the costs of providing efficient services. We have been marketing such an IP bitstream offer since mid-2004 with the wholesale combination of DSL resale and T-DSL ZISP. We are required to submit a reference offer for IP bitstream access by mid-December 2006. In light of the recent order of the Federal Network Agency and pressures exerted by our competitors, it is possible that our IP bitstream access offer to our competitors may be expanded and thereby result in further erosion of our market share in this area.

Business Customers

T-Systems creates electronic procurement platform for Audi

T-Systems is integrating purchasing and finance processes for operating assets in a uniform online solution for the car manufacturer Audi AG. The existing IT systems will be merged to produce a single e-procurement solution and will be integrated into the company’s IT environment by 2008. The procurement of all production-supporting materials such as construction and IT services, and also the entire billing process, is to be effected via a single solution, enabling Audi to reduce its procurement volume and, consequently, its costs.

T-Systems establishes industrial company Tyrolit worldwide

T-Systems Austria is the international network partner of manufacturing company Tyrolit, which is part of the Swarovski Group. Tyrolit uses the corporate network of T-Systems to manage its global production processes and employs the Telekom Global Net for internal corporate communications. The Business Customers area will connect 14 international sales and production sites in Europe, the United States, and Thailand to the Tyrolit corporate network. Other international sites, such as Brazil, will follow. Tyrolit has signed a three-year contract for these services with T-Systems, covering the connection of international Tyrolit sites on four continents.

T-Systems sets up new IT system of the Madrid city tax authorities

T-Systems is responsible for the overall technical design and implementation of the new IT system of Madrid’s tax authorities. The new IT system will improve the service for citizens by simplifying and accelerating administrative processes. It will also increase productivity in the administrative areas by accelerating response times. Access to the tax management system will be fast, easy and convenient via telephone, Internet, or office application.

T-Systems operates nationwide IP communications network for DAK

The German health insurance company DAK will soon use a central, IP-based platform for voice and data communication. With the central multi-service platform developed by T-Systems, approximately 14,000 DAK employees at approximately 900 branches across the country will be able to use IP telephones in a virtual private network (VPN). The new platform will enable DAK to integrate telephony into its successful centrally operated data processing concept, implemented several years ago, to which all employees already have access. The contract with T-Systems will initially run for six years.

T-Systems to deliver and operate desktop systems for Airbus in Spain

Airbus has commissioned T-Systems to provide all necessary PC workstations and services as well as a service hotline for 2,300 users at its Spanish sites. Airbus’ goal is to create an internationally uniform and more cost-efficient desktop infrastructure. The three-year contract expands a cross-country framework agreement that has been in place since 2003 with Airbus sites in Germany, France, and the United Kingdom.

Telecommunications market

The strong price pressure caused by deregulation in the telecommunications sector is reflected once more in the July to September 2006 figures published by the Federal Statistical Office for the overall telecommunications services price index (fixed network, mobile communications, and Internet). From the perspective of private households, consumer prices for fixed network, mobile communications, and Internet telecommunication services in the third quarter of 2006 were an average of 3.4 percent lower than in the same quarter in 2005. On average, prices for mobile telephony services in particular were 11.3 percent lower in the third quarter of 2006 than in the previous year. Consumer prices for Internet use also declined by an average of 4.4 percent year-on-year.

Telecommunications Regulations

Telecommunications Act

The German Federal Cabinet adopted a draft amendment to the Telecommunications Act on May 17, 2006. The amendments relate primarily to the temporary exemption of new markets from market regulation, and to a range of provisions that extend consumer protection.

Concerning the proposed new markets rule, the E.U. Commission has threatened to take legal measures (i.e., a breach of the European Union Treaty) if the German Government adopts legislation exempting from regulation our high-speed fiber-optic network. The final outcome of the legislation will influence our decision to further invest into high-speed access networks, as this decision depends on both customer demand and the expected regulatory environment.

The provisions of the draft amendment referring to consumer protection indicate that in addition to the fixed-network, mobile communications will be subject to a higher level of consumer protection regulation going forward. Depending on the ultimate form of this amendment, it could entail considerable investment and revenue risks for the industry as a whole in Germany. We do not expect the amendment to the Telecommunications Act to come into force before early 2007.

Directives and recommendations

The fundamental principles of sector-specific regulation of the European telecommunications markets are set out in EU directives and other communications issued by the European Commission. The directives and recommendations adopted in 2002 are currently being reviewed (2006 Review). At the end of June 2006, the Commission published a communiqué on intended changes to the relevant directives and the draft of a new recommendation on the telecommunications submarkets to be regulated (Markets Recommendation).

The Commission’s communication concerning the 2006 Review shows that it is no longer pursuing its original goal of reducing sector-specific regulation and a transition to general competition law, but instead is now aiming to strengthen regulation, while at the same time substantially expanding the Commission’s powers. The latter intention is likely to meet with resistance from both national governments and regulators. The first draft of the revised directives is expected for the end of 2006, and transposition into national law is unlikely before 2008/2009.

Although the draft Markets Recommendation provides for a reduction in the number of regulated markets — in particular end-customer markets — it only effectively excludes those markets that are already largely unregulated in many countries. Additionally, the Commission is proposing to extend regulation to additional wholesale markets for mobile communications. The Markets Recommendation is expected to enter into force at the end of the year and will then be implemented by the individual Member States.

BUSINESS DEVELOPMENTS IN THE GROUP

Net revenue

Net revenue at the Deutsche Telekom Group increased to approximately EUR 45.5 billion in the first nine months of 2006. This represents an increase of EUR 1.4 billion or 3.1 percent compared with the same period of the previous year. The Group thus continued its positive revenue development. This increase was also impacted by consolidation effects (EUR 0.5 billion) and by the reversal of deferred revenue recognition relating to changed customer retention periods in the Broadband/Fixed Network strategic business area (EUR 0.2 billion). Exchange rate effects of approximately EUR 0.1 billion, especially from the translation of U.S. dollars (USD) to euros, also had a positive impact. The year-on-year increase in the third quarter of 2006 was EUR 0.4 billion, or 2.8 percent.

Once again, the primary factor driving revenue growth was the positive development in the Mobile Communications strategic business area, with T-Mobile USA remaining the main growth driver. Overall, Mobile Communications recorded 9.3 percent year-on-year revenue growth in the first nine months and 6.8 percent in the third quarter of 2006.

By contrast, the total revenue generated by the Broadband/Fixed Network strategic business area declined year-on-year. This was due primarily to the loss of narrowband lines, the decrease in call revenues, and the substantial decline in prices in the Internet access market. This decline could not be completely offset by the volume-related growth in DSL resale and in subscriber lines.

Revenue in the Business Customers strategic business area also declined. The continued intense level of price pressure in the Telecommunications and Computing & Desktop Services areas led to a decrease in revenue at the Enterprise Services unit in particular.

	For the three months ended March 31, 2006	For the three months ended June 30, 2006	For the three months ended September 30, 2006	For the three months ended September 30, 2005	Change %	For the nine months ended September 30, 2006	For the nine months ended September 30, 2005	Change %	For the twelve months ended December 31, 2005
	(millions of €, except where indicated)
Net revenue	14,842	15,130	15,480	15,056	2.8	45,452	44,087	3.1	59,604
Mobile Communications(a)	7,575	7,856	8,169	7,648	6.8	23,600	21,591	9.3	29,452
Broadband/Fixed Network(a)	6,156	6,146	6,196	6,469	(4.2)	18,498	19,493	(5.1)	26,035
Business Customers(a)	3,011	3,146	3,125	3,143	(0.6)	9,282	9,468	(2.0)	12,850
Group Headquarters & Shared Services(a)	871	894	942	867	8.7	2,707	2,603	4.0	3,505
Inter-segment revenue(b)	(2,771)	(2,912)	(2,952)	(3,071)	3.9	(8,635)	(9,068)	4.8	(12,238)

(a)                 Total revenue (including revenue between strategic business areas).

(b)                Elimination of revenue between strategic business areas.

Contribution of the strategic business areas to net revenue (after elimination of revenue between strategic business areas)

	For the nine months ended September 30, 2006	Proportion of net revenue of the Group %	For the nine months ended September 30, 2005	Proportion of net revenue of the Group %	Change millions of €	Change %	For the twelve months ended December 31, 2005
	(millions of €, except where indicated)

Net revenue	45,452	100.0	44,087	100.0	1,365	3.1	59,604
Mobile Communications	23,061	50.7	20,902	47.4	2,159	10.3	28,531
Broadband/Fixed Network	15,488	34.1	16,278	36.9	(790)	(4.9)	21,731
Business Customers	6,658	14.7	6,707	15.2	(49)	(0.7)	9,058
Group Headquarters & Shared Services	245	0.5	200	0.5	45	22.5	284

The Mobile Communications strategic business area made the largest contribution to net revenue in the reporting period, with a share of 50.7 percent. The percentage of net revenue generated by the Broadband/Fixed Network and Business Customers strategic business areas was 34.1 percent and 14.7 percent respectively.

Net revenue generated outside Germany

The proportion of net revenue generated outside Germany continued to show a positive trend. In the first nine months of 2006, the proportion of net revenue generated internationally increased by approximately 3.3 percentage points year-on-year, to 45.6 percent. This encouraging growth is also reflected in the year-on-year comparison for the third quarter, which increased 1.6 percentage points. Compared with the third quarter of 2005, the Deutsche Telekom Group increased the share of revenue generated outside Germany by approximately EUR 0.4 billion in the third quarter of 2006 to approximately EUR 7.1 billion. This successful international growth is being driven primarily by the positive revenue development at T-Mobile USA and T-Mobile UK.

Domestic revenue continued to fall in a year-on-year comparison of the first nine months. In a year-on-year comparison of the third quarters, revenue remained almost unchanged.

	For the three months ended March 31, 2006	For the three months ended June 30, 2006	For the three months ended September 30, 2006	For the three months ended September 30, 2005	Change %	For the nine months ended September 30, 2006	For the nine months ended September 30, 2005	Change %	For the twelve months ended December 31, 2005
	(millions of €, except where indicated)
Net revenue	14,842	15,130	15,480	15,056	2.8	45,452	44,087	3.1	59,604
Domestic	8,208	8,139	8,386	8,397	(0.1)	24,733	25,425	(2.7)	34,183
International	6,634	6,991	7,094	6,659	6.5	20,719	18,662	11.0	25,421
Proportion generated internationally (%)	44.7	46.2	45.8	44.2		45.6	42.3		42.6
Europe (excluding Germany)	3,234	3,560	3,580	3,440	4.1	10,374	9,865	5.2	13,272
North America	3,332	3,356	3,434	3,128	9.8	10,122	8,572	18.1	11,858
Other	68	75	80	91	(12.1)	223	225	(0.9)	291

Cost of sales

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change	For the twelve months ended December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Cost of sales(a)	(8,371)	(7,697)	(8.8)	(24,249)	(22,910)	(5.8)	(31,862)

(a)             Figures are presented in brackets to conform to income statement expense line items. For the change in percent, increases in expenses are presented in brackets and decreases in expenses are presented without brackets.

In addition to higher levels of depreciation resulting from a higher level of property, plant and equipment, the increase in the cost of sales was due, especially, to customer growth in the Mobile Communications strategic business area. By contrast, cost of sales decreased overall in the Broadband/Fixed Network strategic business area.

Selling expenses

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change	For the twelve months ended December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Selling expenses(a)	(3,877)	(3,513)	(10.4)	(11,665)	(10,459)	(11.5)	(14,683)

(a)             Figures are presented in brackets to conform to income statement expense line items. For the change in percent, increases in expenses are presented in brackets and decreases in expenses are presented without brackets.

The increase in selling expenses is predominantly attributable to higher commission and marketing expenses in the Mobile Communications and Broadband/Fixed Network strategic business areas.

General and administrative expenses

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change	For the twelve months ended December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
General and administrative expenses(a)	(1,169)	(1,022)	(14.4)	(3,347)	(3,095)	(8.1)	(4,210)

(a)             Figures are presented in brackets to conform to income statement expense line items. For the change in percent, increases in expenses are presented in brackets and decreases in expenses are presented without brackets.

The increase in general and administrative expenses relates primarily to Mobile Communications and Group Headquarters & Shared Services. In contrast, the Broadband/Fixed Network strategic business area recorded a decrease.

Personnel

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change	For the twelve months ended December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Personnel costs(a)	(3,679)	3,203	(14.9)	(10,549)	(9,912)	(6.4)	(14,254)

(a)             Figures are presented in brackets to conform to income statement expense line items. For the change in percent, increases in expenses are presented in brackets and decreases in expenses are presented without brackets.

The increase in personnel costs is attributable, in particular, to the first-time consolidation of the gedas group in the Business Customers strategic business area, collectively agreed increases in wages and salaries, and increased staff levels and exchange rate effects, primarily at T-Mobile USA. In addition, provisions for voluntary redundancy payments were recognized in the third quarter of 2006 in the Broadband/Fixed Network strategic business area as well as at Group Headquarters & Shared Services, further increasing personnel costs.

The personnel cost ratio for the first three quarters of 2006 is 23.2 percent of revenue, representing a year-on-year increase of 0.7 percentage points.

Depreciation, amortization and impairment losses

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change	For the twelve months ended December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Amortization and impairment of intangible assets	655	608	7.7	1,902	1,845	3.1	4,427
of which: UMTS licenses	223	215	3.7	667	643	3.7	864
of which: U.S. mobile communications licenses	—	—	—	—	23	n.m.	30
of which: goodwill	—	2	n.m.	10	2	n.m.	1,920
Depreciation and impairment of property, plant and equipment	2,097	1,982	5.8	6,084	5,889	3.3	8,070
Total depreciation, amortization and impairment losses	2,752	2,590	6.3	7,986	7,734	3.3	12,497

n.m.     — not meaningful

The increase in depreciation, amortization and impairment losses was largely the result of higher depreciation of technical equipment and machinery in connection with the commissioning of operating equipment as part of the network expansion at T-Mobile USA, which led to a higher depreciation base, as well as increased impairment losses on land and buildings.

Profit from operations

	For the three months ended June 30,	For the three months ended September 30,		Change	For the nine months ended September 30,		Change	For the twelve months ended December 31,
	2006	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Profit from operations in the Group	2,085	1,989	2,790	(28.7)	6,392	7,649	(16.4)	7,622
Mobile Communications	1,083	1,390	1,540	(9.7)	3,528	3,731	(5.4)	3,005
Broadband/Fixed Network	1,254	1,132	1,401	(19.2)	3,648	4,244	(14.0)	5,142
Business Customers	37	27	198	(86.4)	163	567	(71.3)	409
Group Headquarters & Shared Services	(271)	(565)	(342)	(65.2)	(930)	(841)	(10.6)	(840)
Reconciliation	(18)	5	(7)	n.m.	(17)	(52)	67.3	(94)

n.m.     — not meaningful

Profit from operations declined to approximately EUR 6.4 billion in the first nine months of 2006. The strategic business areas and Group Headquarters & Shared Services recorded a decrease in profit from operations.

Profit/(loss) from financial activities

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change	For the twelve months ended December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Profit/(loss) from financial activities	(718)	384	n.m.	(2,058)	(783)	n.m.	(1,410)
Finance costs	(651)	(674)	3.4	(1,911)	(1,845)	(3.6)	(2,401)
Interest income	79	60	31.7	246	195	26.2	398
Interest expense	(730)	(734)	0.5	(2,157)	(2,040)	(5.7)	(2,799)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	6	106	(94.3)	(11)	183	n.m.	214
Other financial income (expense)	(73)	952	n.m.	(136)	879	n.m.	777

n.m.     — not meaningful

The year-on-year change in profit/loss from financial activities for both the third quarter and the first three quarters of 2006 is primarily attributable to other financial income/expense. In the third quarter of 2005, this item included a profit of approximately EUR 1 billion on the sale of the shares in MTS. In the first three quarters of 2006, other financial income/expense included the profit from the sale of Celcom as well as currency translation effects.

The year-on-year increase in finance costs in the first three quarters of 2006 was due to a positive one-time effect in the second quarter of 2005 that resulted from an adjustment to the book value of financial liabilities to reflect the changes in the present value of the estimated future payments. The changes in estimated future payments were triggered by a downward adjustment in interest rates relating to these financial liabilities following an upgrade of the Company’s credit rating by rating agencies. Excluding the positive one-time effect in the first three quarters of 2005, the reduction in the average level of outstanding financial liabilities and the associated average interest rates during the first nine months of 2006, in comparison to the first nine months of 2005, had the effect of reducing interest expense.

The share of profit/loss of associates and joint ventures accounted for using the equity method declined year-on-year. The sale of our holdings of comdirect bank shares was recorded in the third quarter of 2005 with no corresponding sale in 2006.

Profit before income taxes

Profit before income taxes in the first nine months of 2006 amounted to approximately EUR 4.3 billion, compared with EUR 6.9 billion in the prior year. Higher selling expenses in the reporting period, resulting from increased commission and marketing expenses, were the primary factor contributing to the decline in profit from operations from EUR 7.6 billion to EUR 6.4 billion. Added to this was the increase in the loss from financial activities. In the prior year this loss had been reduced by the inclusion of a profit of approximately EUR 1 billion on the sale of the shares in MTS.

Income taxes

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change	For the twelve months ended December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)

Income taxes	794	(595)	n.m.	31	(1,892)	n.m.	(196)

n.m.     — not meaningful

In contrast to the first nine months of 2005, we recognized an income tax benefit in the first nine months of 2006. In addition to lower profits before income taxes, this was due in part to the fact that we agreed with the German tax authorities in the second quarter of 2006 on the application of a provision of trade tax law regarding certain capital losses incurred in previous years. As a result of this agreement, we were able to release a provision for income taxes. This increased net profit in the second quarter by approximately EUR 0.4 billion. In addition, we determined in the third quarter, based on an assessment of all available evidence, that it had become probable that EUR  1.3 billion of the previously unrecognized deferred tax assets at T-Mobile USA relating primarily to U.S. federal income tax net operating loss carryforwards was realizable in the near term. For purposes of this assessment, we reviewed forecasts in relation to actual results and expected trends in the industry. The realization of the previously unrecognized deferred tax assets provided for a corresponding income tax benefit. These effects were partially offset by the write off of deferred tax assets amounting to EUR 125 million due to developments in current operating income at two of our foreign subsidiaries.

Net profit

At approximately EUR 4.0 billion, net profit for the first three quarters of 2006 was down EUR 0.6 billion year-on-year, mainly as a result of the effects already described. Net profit was positively influenced by the change in income tax expenses, which fell by approximately EUR 1.9 billion year-on-year. This decrease was attributable in particular to the reversal of tax provisions and the recognition of previously unrecognized deferred tax assets relating to loss carryforwards at T-Mobile USA.

Net profit in the first nine months of 2006 was positively affected by an income tax benefit attributable to the realization of previously unrecognized deferred tax assets relating to loss carryforwards of approximately EUR 1.3 billion at T-Mobile USA and proceeds from the sale of Celcom in 2003 that were not received until the first quarter of 2006. Expenses for severance and voluntary redundancy payments and restructuring had an offsetting effect. Net profit in the prior-year period had been positively affected by the sale of the remaining stake in MTS.

STRATEGIC BUSINESS AREAS

Mobile Communications

The Mobile Communications strategic business area includes the activities of T-Mobile International AG & Co. KG. T-Mobile is represented in Germany, the United States, the United Kingdom, the Netherlands, Austria, the Czech Republic, Hungary, Slovakia, Croatia, Macedonia, Montenegro and Poland. All T-Mobile companies offer digital mobile voice and data services to consumers and business customers. T-Mobile also sells hardware and other terminal devices in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

Broadband/Fixed Network

The Broadband/Fixed Network strategic business area offers consumers and small business customers state-of-the-art infrastructure for traditional fixed-network services, broadband Internet access, and multimedia services. Broadband/Fixed Network also does business with national and international network operators and with resellers (wholesale including resale), and provides upstream services for Deutsche Telekom’s other strategic business areas.

Following the merger of T-Online International AG into Deutsche Telekom AG, T-Online no longer reports as a separate unit, but is managed as a product brand. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment since its parent company has its registered office in Germany.

Business Customers

The Business Customers strategic business area offers its customers products and services from a single source along the entire information and communications technology (ICT) value chain. The Business Customers strategic business area is divided into two business units: T-Systems Enterprise Services, which supports approximately 60 multinational corporations and large public entities, and T-Systems Business Services, which serves approximately 160,000 small and medium-sized business customers. T-Systems, our business customer brand, is represented in over 20 countries through subsidiaries, primarily in Germany and Western Europe (France, Spain, Italy, the United Kingdom, Austria, Switzerland, Belgium, and the Netherlands).

Segment reporting

The following tables give an overall summary of our reporting segments for the full 2005 financial year, as well as for the third quarter and first nine months of both 2006 and 2005.

Segment information for the year ended December 31, 2005:

For the year ended December 31, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	(millions of €)
Group	59,604	—	59,604	7,622	214	(10,291)	(2,206)
Mobile Communications	28,531	921	29,452	3,005	133	(4,745)	(1,951)
Broadband/Fixed Network	21,731	4,304	26,035	5,142	53	(4,026)	(8)
Business Customers	9,058	3,792	12,850	409	3	(885)	(11)
Group Headquarters & Shared Services	284	3,221	3,505	(840)	(1)	(695)	(233)
Reconciliation	—	(12,238)	(12,238)	(94)	26	60	(3)

Segment information for the three months ended September 30, 2006 and 2005:

For the three months ended September 30, 2006	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses

For the three months ended September 30, 2005
	(millions of €)
Group	15,480	—	15,480	1,989	6	(2,598)	(154)
	15,056	—	15,056	2,790	106	(2,540)	(50)
Mobile Communications	7,979	190	8,169	1,390	4	(1,288)	1
	7,409	239	7,648	1,540	41	(1,184)	(1)
Broadband/Fixed Network	5,196	1,000	6,196	1,132	3	(928)	(2)
	5,400	1,069	6,469	1,401	65	(986)	(2)
Business Customers	2,219	906	3,125	27	(1)	(223)	0
	2,178	965	3,143	198	0	(214)	0
Group Headquarters & Shared Services	86	856	942	(565)	0	(171)	(152)
	69	798	867	(342)	0	(167)	(46)
Reconciliation	—	(2,952)	(2,952)	5	0	12	(1)
	—	(3,071)	(3,071)	(7)	0	11	(1)

Segment information for the nine months ended September 30, 2006 and 2005:

For the nine months ended September 30, 2006	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses

For the nine months ended September 30, 2005
	(millions of €)
Group	45,452	—	45,452	6,392	(11)	(7,787)	(199)
	44,087	—	44,087	7,649	183	(7,597)	(137)
Mobile Communications	23,061	539	23,600	3,528	70	(3,789)	(3)
	20,902	689	21,591	3,731	106	(3,475)	(26)
Broadband/Fixed Network	15,488	3,010	18,498	3,648	11	(2,855)	(16)
	16,278	3,215	19,493	4,244	74	(3,007)	(3)
Business Customers	6,658	2,624	9,282	163	(92)	(670)	(2)
	6,707	2,761	9,468	567	2	(654)	0
Group Headquarters & Shared Services	245	2,462	2,707	(930)	(1)	(513)	(177)
	200	2,403	2,603	(841)	(1)	(503)	(106)
Reconciliation	—	(8,635)	(8,635)	(17)	1	40	(1)
	—	(9,068)	(9,068)	(52)	2	42	(2)

Mobile Communications

	As of March 31, 2006	As of June 30, 2006	As of September 30, 2006	Change Sept. 30, 2006/ June 30, 2006%	As of Sept September 30, 2005	Change Sept. 30, 2006/ Sept. 30, 2005%	As of December 31, 2005
	(millions except where indicated)
Mobile customers (total)(a)	88.7	90.2	91.6	1.6	84.1	8.9	87.6
T-Mobile Deutschland(b)	30.2	30.4	30.7	1.0	28.7	7.0	29.5
T-Mobile USA	22.7	23.3	24.1	3.4	20.3	18.7	21.7
T-Mobile UK(c)	16.4	16.7	16.7	0.0	16.3	2.5	17.2
T-Mobile Netherlands	2.3	2.4	2.5	4.2	2.3	8.7	2.3
T-Mobile Austria(a)	3.1	3.1	3.2	3.2	3.0	6.7	3.1
T-Mobile CZ (Czech Republic)	4.6	4.7	4.8	2.1	4.6	4.3	4.6
T-Mobile Hungary	4.2	4.3	4.3	0.0	4.1	4.9	4.2
T-Mobile Croatia	2.0	2.0	2.1	5.0	1.7	23.5	1.9
T-Mobile Slovensko (Slovakia)	2.0	2.0	2.1	5.0	1.9	10.5	2.0
Other(d)	1.1	1.1	1.2	9.1	1.1	9.1	1.1

(a)             One mobile communications SIM card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.  tele.ring customers were also included in the historic customer base, although the shares were not acquired until the end of April 2006.

(b)            The change in customer base in Germany in the first quarter of 2006 as compared with year-end 2005 includes 284,000 net additions and 440,000 machine-to-machine (M2M) SIM cards. M2M SIM cards are used in automated communication between machines. M2M SIM cards have been counted as customers since the first quarter of 2006 in order to bring the reporting of T-Mobile Deutschland in line with that of the other T-Mobile companies. Prior-year comparatives have not been adjusted.

(c)             Including Virgin Mobile. Despite positive net new customer growth in the first quarter of 2006, the number of customers declined in the first quarter of 2006 compared with year-end 2005 due to a change in the reporting standard. For more information, refer to the Form 6-K filed with the SEC on May 17, 2006.

(d)            “Other” includes T-Mobile Macedonia (formerly MobiMak) and T-Mobile Montenegro (formerly MONET).

T-Mobile acquired approximately 1.4 million new customers in the third quarter of 2006. As in previous quarters, the majority of these new customers are fixed-term contract customers, who accounted for 89 percent of net additions.

T-Mobile USA contributed approximately 802,000 new customers, of which 773,000, or 96 percent, were fixed-term contract customers. ARPU declined from EUR 42 in the third quarter of 2005 to EUR 40 in the third quarter of 2006, due primarily to the weaker U.S. dollar. In terms of local currency, as compared with the prior year period, T-Mobile USA succeeded in raising ARPU slightly with fixed-term contract customers, while ARPU with prepaid customers decreased, and blended ARPU also decreased slightly.

T-Mobile Deutschland continued to successfully enlarge its customer base in the third quarter of 2006 with 236,000 new customers, of which 150,000 selected a fixed-term contract. At 1.7 percent per month, the churn rate remained level with that of the previous quarter. ARPU (EUR 21) also remained at the same level as in the second quarter.

Customer growth continued in the third quarter of 2006 in all T-Mobile companies, except T-Mobile UK, which reported 70,000 fewer customers. The decrease in customers at T-Mobile UK related primarily to prepaid customers. For the third quarter of 2006, T-Mobile UK’s ARPU increased EUR 2 to EUR 30 as compared to the second quarter of 2006.

	For the three months ended September 30, 2006 Service Revenue	For the three months ended September 30, 2006	For the three months ended September 30, 2006 Average number of customers (millions)	For the three months ended September 30, 2005 Service Revenue	For the three months ended September 30, 2005	For the three months ended September 30, 2005 Average number of customers (millions)
	millions of (€)	ARPU (€)		millions of (€)	ARPU (€)
Service revenue
T-Mobile Deutschland	1,947	21	30.7	1,998	23	28.5
T-Mobile USA	2,842	40	24.1	2,479	42	19.8
T-Mobile UK(a)	1,060	30	16.7	917	29	16.3
T-Mobile Netherlands	273	38	2.5	252	37	2.3
T-Mobile Austria	315	34	3.2	215	36	2.0
T-Mobile CZ (Czech Republic)	252	18	4.8	220	16	4.5
T-Mobile Hungary	241	19	4.3	258	21	4.1
T-Mobile Croatia	167	27	2.1	150	29	1.7
T-Mobile Slovensko(b) (Slovakia)	102	17	2.1	91	16	1.9

(a)             Includes Virgin Mobile customers in “average number of customers,” but excludes Virgin Mobile customers and revenues there from for purposes of calculating the ARPU.

(b)            Fully consolidated as of the first quarter of 2005.

ARPU — average revenue per user — is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers. Visitor roaming revenues are included in ARPU as of the first quarter of 2005. We believe this improves comparability with our competitors. Historical data was revised accordingly. ARPU is not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

Development of operations

	For the three months ended March 30,	For the three months ended June 30,	For the three months ended September 30,		Change	For the nine months ended September 30		Change	For the twelve months ended December 31,
	2006	2006	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Total revenue(a)	7,575	7,856	8,169	7,648	6.8	23,600	21,591	9.3	29,452
of which: T-Mobile Deutschland	2,004	2,060	2,122	2,212	(4.1)	6,186	6,414	(3.6)	8,621
of which: T-Mobile USA	3,354	3,340	3,425	3,108	10.2	10,119	8,564	18.2	11,887
of which: T-Mobile UK	1,032	1,122	1,165	1,058	10.1	3,319	3,059	8.5	4,153
of which: T-Mobile Netherlands	271	282	286	264	8.3	839	787	6.6	1,064
of which: T-Mobile Austria[b]	217	285	335	230	45.7	837	665	25.9	885
of which: T-Mobile Czech Republic	240	259	262	239	9.6	761	685	11.1	938
of which: T-Mobile Hungary	257	260	266	285	(6.7)	783	816	(4.0)	1,090
of which: T-Mobile Croatia	116	138	176	157	12.1	430	387	11.1	512
of which: T-Mobile Slovensko	100	104	109	97	12.4	313	276	13.4	378
of which: Other(c)	42	48	57	53	7.5	147	129	14.0	174
Profit from operations	1,055	1,083	1,390	1,540	(9.7)	3,528	3,731	(5.4)	3,005
Profit from operations margin (%)	13.9	13.8	17.0	20.1		14.9	17.3		10.2

Depreciation, amortization and impairment losses	(1,225)	(1,280)	(1,287)	(1,185)	(8.6)	(3,792)	(3,501)	(8.3)	(6,696)

Number of employees(d)	51,511	52,603	54,055	49,101	10.1	52,723	49,095	7.4	49,479

(a)                 The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.

(b)                Including the first-time consolidation of tele.ring from the end of April 2006.

(c)                 “Other” includes revenues generated by T-Mobile Macedonia (formerly MobiMak) and T-Mobile Montenegro (formerly MONET).
T-Mobile Montenegro has been fully consolidated since the second quarter of 2005.

(d)                Average number of employees.

Total revenue

In the first nine months of 2006, total revenue increased by EUR 2 billion, or 9.3 percent, due primarily to an increase of 18.2 percent at T-Mobile USA compared to the same period in 2005. In addition, revenues increased at T-Mobile UK, T-Mobile Czech Republic, T-Mobile Croatia and T-Mobile Slovensko. The increases in revenues were primarily the result of an increase in customers and voice and data usage. These positive developments were partially offset by a decrease in revenue from T-Mobile Deutschland and T-Mobile Hungary, due primarily to price decreases. As a result of the consolidation of  tele.ring in the second quarter of 2006, T-Mobile Austria’s revenue increased approximately 46 percent in the third quarter of 2006 compared with the same period in 2005.

Profit from operations

Profit from operations decreased by approximately EUR 0.2 billion to EUR 3.5 billion in the first nine months of 2006 as compared to the first nine months of 2005. Depreciation, amortization and impairment losses were increased by approximately EUR 0.3 billion, due primarily to the more extensive depreciation base.

Personnel

In the first nine months of 2006, the average number of employees in the Mobile Communications strategic business area increased by 3,628 year-on-year to 52,723. This was mainly attributable to the continued growth-related recruitment of new staff at T-Mobile USA. The European workforce increased by approximately 3.8 percent, primarily due to growth-related staff additions at T-Mobile UK and the first-time consolidation of tele.ring in Austria, offset in part, by decreases in the workforce at T-Mobile Deutschland. In Eastern Europe, the higher number of employees is due primarily to the first-time inclusion of T-Mobile Montenegro.

Broadband/Fixed Network

	As of September 30, 2006	As of June 30, 2006	Change September 30, 2006/June 30, 2006%	As of December 31, 2005	Change September 30, 2006/ December 31, 2005%	As of September 30, 2005	Change September 30, 2006/ September 30, 2005%
	(millions, except where indicated)
Broadband(a)
Lines (total)(b)	10.6	10.0	6.0	8.6	23.3	7.8	35.9
Domestic(c)	9.4	9.0	4.4	7.9	19.0	7.3	28.8
of which: resale(d)	2.9	2.5	16.0	1.6	81.3	1.1	n.m.
International(e)	1.2	1.0	20.0	0.6	100.0	0.5	n.m.
Broadband rates (total)(f)	7.0	6.5	7.7	5.5	27.3	4.9	42.9
of which: domestic	5.4	5.1	5.9	4.5	20.0	4.0	35.0

Narrowband(a)
Lines (total)(b)	39.5	40.1	(1.5)	41.2	(4.1)	41.7	(5.3)
Domestic(g)	33.7	34.2	(1.5)	35.2	(4.3)	35.6	(5.3)
Standard analog lines	24.5	24.9	(1.6)	25.5	(3.9)	25.7	(4.7)
ISDN lines	9.2	9.4	(2.1)	9.8	(6.1)	9.9	(7.1)
International (Eastern Europe only)	5.8	5.8	0.0	6.0	(3.3)	6.1	(4.9)
Magyar Telekom(h)	3.0	3.0	0.0	3.2	(6.3)	3.2	(6.3)
Slovak Telekom	1.2	1.2	0.0	1.2	0.0	1.2	0.0
T-Hrvatski Telekom	1.6	1.6	0.0	1.7	(5.9)	1.7	(5.9)
Narrowband rates (total)(f)	3.6	3.8	(5.3)	4.4	(18.2)	4.7	(23.4)

Internet customers with a billing relationship (total)(f), (i),(j)	15.9	15.6	1.9	15.2	4.6	15.0	6.0

Table includes broadband and narrowband lines (Germany plus Eastern and Western Europe).

(a)              The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)             Lines in operation.

(c)              Broadband lines excluding lines for internal use.

(d)             Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

(e)              Includes customers with broadband lines on our own network.

(f)               Customers with a billing relationship include customers in Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom. Western Europe includes T-Online Spain (formerly “Ya.com”) and T-Online France (formerly “Club Internet”).

(g)              Telephone lines excluding internal use and public telecommunications, including wholesale services.

(h)             Subscriber-line figures, including Magyar Telekom’s subsidiary MakTel and CrnogorskiTelekom (formerly “Telekom Montenegro”).

(i)                Total calculated on the basis of customers (those customers with broadband or narrowband rate plans) in Germany, in Western and Eastern Europe (those customers with a billing relationship) and PAYG (pay as you go) customers.

(j)                Includes Iskon Internet d.d., which is consolidated through T-Hrvatski Telekom from June 1, 2006.

The growth of the broadband market is continuing. This led to an increase in both the number of broadband access lines and the number of broadband rate customers (i.e. customers with broadband rate plans). T-Com’s total number of broadband access lines increased by 611,000 to 10.6 million in the third quarter of 2006 as compared to the second quarter of 2006. In Germany, approximately 9.4 million broadband access lines provided by T-Com were in operation at the end of September 2006, up 439,000 from the second quarter of 2006. The main driver of broadband access growth in the third quarter of 2006 was once again the DSL resale business with the total number of DSL resale lines increasing by 358,000 to 2.9 million as compared to the second quarter of 2006.

Broadband rate customer growth also benefited from new service packages, including the new “3x3 complete packages” launched on September 18, 2006. T-Com is now offering integrated voice and Internet communication bundles for the first time, a market solution that competitors have been offering for some time and that significantly improves T-Com’s ability to obtain an increased share of the DSL market. The complete packages have been supplemented by the innovative “T-Home” IPTV service since October 2006, allowing T-Com to position itself as a full-service provider. In addition to a particularly attractive monthly flat rate, T-Com’s new complete packages provide comprehensive service tailored to customers’ needs—simple, uncomplicated entry into the world of broadband. However, since these packages were launched at the end of the third quarter of 2006, a significant impact on retail broadband rate figures was not evident as of September 30, 2006.

The broadband market also continues to increase in Eastern and Western Europe. The total number of broadband access lines increased in the third quarter of 2006 by 172,000. In Eastern Europe, the number of broadband access lines increased by 92,000 to 843,000 compared with the second quarter of 2006 due to continued increases in customer demand. T-Com initially introduced triple-play packages in Eastern Europe in the third quarter of 2006. In Western Europe, new services such as VoIP and the further expansion of proprietary infrastructure for triple-play packages helped to sustain the strong growth seen in the first six months of the year. The number of broadband access lines operated by Deutsche Telekom’s Western European subsidiaries on their own networks increased by 80,000 in the third quarter of 2006 to 342,000 as compared to the second quarter of 2006. Almost 1.2 million broadband access lines were in operation outside Germany at the end of September 2006, an increase of 172,000 compared with the end of June 2006.

The continued strong increase in  broadband rate customers  in the Broadband/Fixed Network business area continued in the third quarter of 2006. The total number of broadband rate customers increased by 486,000 to a total of 7.0 million as compared to the end of the second quarter of 2006. The number of broadband rate customers in Germany increased by 346,000 from  5.1 million in the second quarter of 2006 to 5.4 million in the third quarter of 2006. Compared with the same quarter in 2005, the broadband rate customers in Germany increased by 1.4 million to 5.4 million, or 35 percent in the third quarter of 2006. Outside Germany, Broadband/Fixed Network’s broadband rate customers increased by 140,000 in the third quarter of 2006 as compared to the second quarter of 2006. In Eastern Europe, DSL customers increased by 100,000 in the third quarter of 2006 as compared with the second quarter of 2006. In Western Europe, the broadband rate customer base increased by 40,000, or 5%, to 835,000 in the third quarter of 2006 as compared with the second quarter of 2006, and by 302,000, or 57%, as compared to the third quarter of 2005.

The number of narrowband lines continued to decrease in the third quarter. In Germany, this decrease is largely due to a loss of customers to fixed-network competitors, as well as to increasing substitution by mobile communications and, to a lesser extent, substitution by cable network operators who have further developed their networks to offer voice and broadband products. In Germany, the total number of fixed-network lines decreased by 538,000 in the third quarter of 2006 to 33.7 million, with a higher proportional decline in the number of T-ISDN lines to 9.2 million (approximately 8 percent) as compared with the second quarter of 2006 due, in part, to broadband customers switching from digital ISDN (marketed as T-ISDN) phone lines to analog phone lines (marketed as T-Net).

The development of call minutes experienced contrasting trends in the third quarter of 2006. As in previous quarters, T-Com continued to improve its customer retention—with a customer base of currently 15.9 million rate customers (rate plans including PSTN rate options from the new “3x3 complete packages” and VoIP flat rates)—for local, national, international and fixed-to-mobile calls by successfully marketing rate options. This is reflected by an increase in overall average customer minute loyalty (local, national, international and fixed-to-mobile) based on the overall traffic generated in the T-Com PSTN network over the past twelve months of 3.4 percentage points to a total of 66.2 percent at the end of the reporting period. T-Com has therefore managed to effectively compete in the calling market despite call-by-call and preselection offers by competitors. The absolute number of call minutes in T-Com’s network is nevertheless continuing its downward trend due to the continuing loss of lines and the growing substitution by mobile communications and, to a lesser extent, by VoIP, compared with the previous year.

Development of operations

	For the three months ended June 30,	For the three months ended September 30,		Change	For the nine months ended September 30,		Change	For the twelve months ended December 31,
	2006	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Total revenue	6,146	6,196	6,469	(4.2)	18,498	19,493	(5.1)	26,035
Domestic	5,445	5,493	5,762	(4.7)	16,402	17,429	(5.9)	23,249
of which: network communications	2,838	2,801	3,050	(8.2)	8,524	9,312	(8.5)	12,349
of which: value-added services	224	227	271	(16.2)	684	808	(15.3)	1,069
of which: terminal equipment	82	76	116	(34.5)	232	301	(22.9)	425
of which: data communications	324	307	309	(0.6)	949	929	2.2	1,226
of which: wholesale services	1,089	1,077	1,096	(1.7)	3,194	3,239	(1.4)	4,357
of which: IP/Internet(a)	714	835	739	13.0	2,289	2,250	1.7	2,994
International	701	703	707	(0.6)	2,096	2,064	1.6	2,786
Profit from operations	1,254	1,132	1,401	(19.2)	3,648	4,244	(14.0)	5,142

Depreciation, amortization and impairment losses	(972)	(930)	(988)	5.9	(2,871)	(3,010)	4.6	(4,034)
Number of employees(b)	110,028	109,114	112,893	(3.3)	109,781	113,092	(2.9)	112,872
Domestic(c)	87,118	86,368	88,740	(2.7)	86,938	88,565	(1.8)	88,578
International	22,910	22,746	24,153	(5.8)	22,843	24,527	(6.9)	24,294

(a)              Including the revenues previously generated by T-Online in Germany.

(b)              Average number of employees.

(c)              Due to the transfer of of the Telekom Direkt sales unit to T-Com, T-Com’s workforce increased by 224 employees. Prior year comparatives have not been adjusted.

Broadband/Fixed Network strategic business area’s total revenue decreased year-on-year by 5.1 percent for the first nine months of 2006 to EUR 18.5 billion as compared to the first nine months of 2005.  The decline in revenues was less than the 5.5 percent decrease in the first half of 2006 due to the change in customer retention periods. The customer retention periods for T-ISDN, T-Net and Resale and retail DSL customers in Germany have been shortened to more accurately reflect customer retention periods actually experienced, which resulted in an increase in revenues.

In Germany, total revenue decreased by 5.9 percent to EUR 16.4 billion in the first nine months of 2006 as compared with the first nine months of 2005. This decrease is mainly attributable to lower call revenues and a reduction in the number of narrowband lines, the price decrease in ISP rate plans, as well as to decreases in interconnection services. Revenue from the Business Customers strategic business area decreased due to lower volumes and prices. The decrease in total revenue in Germany was partly offset by volume growth in DSL resale and in leased subscriber lines.

Changed customer retention periods  in the network communications, wholesale, and IP/Internet revenue clusters resulted in higher revenue of EUR 0.2 billion in the third quarter of 2006 than would have been reported using the former customer retention period. This change in customer retention period results in faster recognition of deferred revenues.

Outside Germany, total revenue increased by 1.6 percent to approximately EUR 2.1 billion due to the continued expansion of the broadband business and also the first-time consolidation of companies in Western and Eastern Europe, while the traditional fixed-network services business decreased, due primarily to similar reasons as set forth for the domestic business.

For the first nine months of 2006, network communications revenue decreased by EUR 0.8 billion to EUR 8.5 billion as compared to the first nine months of 2005. This decrease is primarily due to a reduction in call revenues due to the loss of access lines and a price decrease in calling plans and to higher penetration of calling plans due to the effects of increasing mobile and, to a lesser extent, VOIP substitution. In addition, the reduction in termination charges for fixed-to-mobile connections was passed on to end-customers. This decrease is also due to the slight decline in access revenue, which is attributable to continued narrowband line losses as a result of intense competition. This decline was partially offset by increased marketing of rate options as a component of access line products, as well as, to the effects of the change in customer retention periods for T-Net and T-ISDN customers.

Total wholesale revenue for the first nine months of 2006 declined by 1.4 percent to EUR 3.2 billion compared with the first nine months of 2005, mainly due to a decrease in volume resulting from the increase in direct network interconnection between competitors. Price effects in particular also contributed to a revenue decline in the International Carrier Sales and Solutions (ICSS) business. This was compounded by price reductions imposed by the regulatory authorities (such as the 9.8 percent rate reduction for subscriber lines that took effect on April 1, 2005), and the lower prices for the DSL resale product in 2006.

There was also a decline in call-by-call and preselection minutes as a consequence of T-Com’s successful calling plan strategy. Revenues from wholesale originating services for Internet service providers were negatively impacted in particular by the migration from narrowband to broadband and by price cuts in the broadband sector. The decrease in wholesale revenues was partially offset by significant volume-driven growth in revenue from leased subscriber lines and Resale DSL.

Revenue in the IP/Internet area increased in the first nine months of the year by 1.7 percent year-on-year to EUR 2.3 billion, as a result of the change in customer retention periods. The increase in revenue also reflects the positive growth in the customer base and advertising and B2B revenues. Without the effect on revenues in the first nine months of 2006 from the change in customer retention periods for retail DSL, IP/Internet revenues would have decreased by approximately 3% as compared to the first nine months of 2005. This decrease without the effect of the change in customer retention periods was primarily due to the decline in prices for ISP subscription fees and the growing popularity of flat rates for Internet usage.

Revenue from data communications increased in the first nine months of 2006 by 2.2 percent to EUR 0.9 billion compared to the first nine months of 2005. This increase is mainly due to the reallocation of business customers with Telekom Designed Network (TDN) contracts from the Business Customers strategic business area to Broadband/Fixed Network.

The change in the billing model for the premium-rate services, (which use the 0190 and 0900 exchange) enable information and entertainment packages to be sold and billed automatically by telephone or via the internet, for which all revenue has been billed using a commission-based method since January 2006, reduced revenue from value-added services for the first nine months of 2006 by approximately 15.3 percent year-on-year to just under EUR 0.7 billion.

In the first nine months of 2006, revenues from terminal equipment declined by 22.9 percent year-on-year to just under EUR 0.2 billion due to the decrease in the rental business. This decrease was primarily the result of reduced demand for rentals of conventional telephones and communications systems, as well as a reduction in the selling prices of such equipment.

Revenue in the Western European subsidiaries in Spain and France increased in the first nine months of 2006 by over 47 percent to just under EUR 0.25 billion. This development is primarily attributable to strong subscriber growth. In Spain, the first-time consolidation in the third quarter of 2005 of the network infrastructure operator, Albura, also had a positive effect.

Despite broadband growth and the first-time consolidation of companies, revenue in Eastern Europe decreased by 2.5 percent to EUR 1.8 billion. This decrease was primarily due to lower revenue from the traditional fixed-line network businesses, which continued to be dominated by intense competition in all countries, especially from mobile communications. This decrease was also due to increased competition in the fixed-line consumer business from call-by-call, preselection, and cable providers. In Hungary, revenue was also impacted by a weak exchange rate.

Intersegment revenue in the first nine months of 2006 decreased by 6.4 percent to EUR 3.0 billion compared with the first nine months of 2005. This decrease is due to a reduction in revenue from business with the Business Customers strategic business area, which decreased due to lower volumes and prices.

Net revenue for the first nine months of 2006 decreased by 4.9 percent to EUR 15.5 billion compared with the first nine months of 2005. This decrease in net revenue was less than the decline in total revenue.

Profit from operations in the first nine months of 2006 decreased by 14 percent year-on-year to EUR 3.6 billion. This decrease in profit from operations is primarily due to the decreases in revenues described above. The decrease in profit from operations was partially offset by increased efficiency and cost-cutting measures primarily relating to improvements in IT systems and receivables management and by cost reduction and efficiency measures relating to leased office space. In Germany, billing and collection costs, legal and consulting costs, and maintenance costs also decreased. In addition, savings were achieved by cutting revenue related costs such as for the purchase of merchandise and telecommunications services. The transfer of Telekom Direkt from Group Headquarters & Shared Services to the management control of T-Com substantially optimized sales support at the customer interface, which also partially offset the decrease in profit from operations.

At 109,781, the average number of employees in the Broadband/Fixed Network strategic business area in the first nine months of 2006 was 2.9 percent lower than in the first nine months of 2005. In Germany, the workforce decreased by 1,627 employees year-on-year to 86,938.

Outside Germany, the number of employees decreased by 1,684. The Eastern European workforce decreased by 1,936 as a consequence of the optimization of performance processes in spite of increases resulting from acquisitions, while 252 new employees were hired in Western Europe.

Business Customers

		As of March 31, 2006	As of June 30, 2006	As of September 30, 2006	Change September 30, 2006/ June 30, 2006%	As of September 30, 2005	Change September 30, 2006/ September 30, 2005%	As of December 31, 2005

Enterprise Services(a)
Computing & Desktop Services
Number of servers managed and serviced	(units)	38,419	32,761	33,083	1.0	39,223	(15.7)	38,392
Number of workstations managed and serviced	(millions)	1.36	1.36	1.36	0.0	1.34	1.5	1.35
Systems Integration(b)
Hours billed(b)	(millions)	2.9	5.6	8.3	n.m.	8.6	n.m.	11.5
Utilization rate(c)	(%)	79.8	79.8	79.9	0.1p	78.3	1.6p	79.1

                n.m. — not meaningful

(a)              The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)             Domestic: excluding changes in the composition of the Group.

(c)              Cumulative figures at the balance sheet date.

For the Business Customers strategic business area, the first nine months of 2006 were marked by even fiercer competitive pressures. Despite a number of successful new contracts, the volume of orders received decreased by 3.1 percent year-on-year. The continued positive development of IP activities within Business Services has not yet been able to fully offset the decline in traditional data communication services. The pressure of competition continues to have an impact at Computing & Desktop Services, particularly on the level of new orders.

Development of operations

	For the three months ended March 31,	For the three months ended June 30,	For the three months ended September 30		Change	For the nine months ended September 30		Change	For the twelve months ended December 31,
	2006	2006	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Total revenue	3,011	3,146	3,125	3,143	(0.6)	9,282	9,468	(2.0)	12,850
Enterprise Services	1,944	2,057	2,054	2,039	0.7	6,055	6,166	(1.8)	8,370
Business Services	1,067	1,089	1,071	1,104	(3.0)	3,227	3,302	(2.3)	4,480
Profit from operations	99	37	27	198	(86.4)	163	567	(71.3)	409

Depreciation, amortization and impairment losses	(214)	(235)	(223)	(214)	(4.2)	(672)	(654)	(2.8)	(896)

Number of employees(a)	51,738	57,010	57,207	51,897	10.2	55,318	51,646	7.1	51,744

(a)              Average number of employees.

Total Revenue

In the first nine months of 2006, total revenue in the Business Customers strategic business area was EUR 9.3 billion, a year-on-year decrease of 2.0 percent. This decrease was due primarily to a decline in revenue from telecommunications services for multinational business customers, as well as lower revenue generated with customers of the Business Services business unit as a result of pricing pressure. Lower revenues from PC workstation-related services within the Deutsche Telekom Group also resulted in revenue losses at Computing & Desktop Services due to cost cutting measures and a decrease in personnel within the Deutsche Telekom Group. These negative trends were offset, in part, by increases in international business, which grew 25.7 percent in the third quarter of 2006 as compared to the third quarter of 2005. The increase in international business was attributable primarily to the inclusion of gedas AG and to the successful international strategy pursued by Business Customers. In Germany, T-Systems reported a decline of 5.0 percent in revenue that was, however, less than in the first half of 2006.

Net Revenue

The volume of business with customers outside the Deutsche Telekom Group increased approximately 2 percent in the third quarter of 2006 as compared to the third quarter of 2005. One of the main contributors to this trend was the positive development in the Computing & Desktop Services and Systems Integration business units. Despite continuing pressure on prices, T-Systems generated a year-on-year net revenue increase in the third quarter in Computing & Desktop Services and Systems Integration of 4.2 and 27.1 percent, respectively.

Personnel

In the first nine months of 2006, the average headcount in the Business Customers strategic business area increased 7.1 percent compared with the prior-year period, largely attributable to the integration of gedas as of March 31, 2006.

Group Headquarters & Shared Services

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Group, as well as those operating activities that are not directly related to the core businesses of the strategic business areas. The Shared Services unit mainly consists of: the Real Estate Services unit, the activities of which include the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento.

In the third quarter of 2006, Vivento continued to migrate staff to the Vivento business lines and projects and to offer Vivento employees career prospects both inside and outside the Group. Vivento added approximately 2,100 employees during the reporting period, bringing the total number of Deutsche Telekom staff transferred to Vivento since its formation to approximately 36,200. Vivento had a workforce of approximately 14,800 as of September 30, 2006, of which approximately 700 were Vivento’s own employees or members of management, approximately 8,000 were employed at Vivento’s business lines, and another 6,000 were transferees. As of September 30, 2006, approximately 4,100 of these transferees were engaged on a contract or temporary basis. Approximately 2,600 employees left Vivento in the first nine months of 2006. This means that since its formation in 2002, approximately 21,500 employees have found new jobs outside Vivento (in either Group companies or external third parties).

Development of operations

	For the three months ended March 31, 2006	For the three months ended June 30, 2006	For the three months ended September 30, 2006	For the three months ended September 30, 2005	Change %	For the nine months ended September 30, 2006	For the nine months ended September 30, 2005	Change %	For the twelve months ended December 31, 2005
Total revenue	871	894	942	867	8.7	2,707	2,603	4.0	3,505
Profit (loss) from operations	(94)	(271)	(565)	(342)	(65.2)	(930)	(841)	(10.6)	(840)
Profit (loss) from (%)	(10.8)	(30.3)	(60.0)	(39.4)		(34.4)	(32.3)		(24.0)
Depreciation, amortization and impairment losses	(174)	(193)	(323)	(213)	(51.6)	(690)	(609)	(13.3)	(928)
Number of employees(a)	29,973	29,753	29,858	29,633	0.8	29,861	30,166	(1.0)	29,931
of which: at Vivento(b)	14,500	14,800	14,800	16,000	(7.5)	14,800	16,000	(7.5)	15,300

(a)              Average number of employees.

(b)              Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Total Revenue

Total revenue of Group Headquarters & Shared Services increased by 4 percent year-on-year in the first nine months of 2006. This was mainly attributable to revenue growth at Vivento as a result of the expansion of business of Vivento Customer Services and Vivento Technical Services. The fleet management business also reported a revenue increase. Revenue grew slightly in real estate services, largely due to the transfer of facility management activities from the strategic business areas to real estate services as a shared service. However, these revenue increases were partially offset by a decline in invoices to the strategic business areas for other services of the real estate group, caused by volume and price reductions as well as the impact of the previously disclosed change in the lease arrangements with the strategic business areas.

The loss from operations increased by EUR 89 million year-on-year in the first nine months of 2006, due primarily to higher expenses for voluntary redundancy payments and increased depreciation, amortization, and impairment losses. The loss from operations was also negatively impacted by expenses relating to the transfer of Telekom Direkt from Vivento to the Broadband/ Fixed Network strategic business in the first quarter of 2006. Besides, the prior year period was positively influenced by income from insurance refunds. These effects were partially offset by increased earnings resulting from property sales compared to the previous year as well as the reversal of a provision in connection with the housing assistance program (Wohnungsfuersorge), after the pending arbitration proceedings between Deutsche Telekom AG and Deutsche Post AG were resolved by an arbitral award in the first quarter of 2006.

Liquidity and Capital Resources

The following table provides information regarding our cash flows:

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2006	2005	2006	2005	2005
Net cash from operating activities	3,553	4,267	9,241	10,082	14,998
Net cash used in investing activities	(3,030)	(482)	(8,951)	(7,456)	(10,058)
Net cash used in financing activities	(4,278)	(4,320)	(3,241)	(7,314)	(8,039)
Effect of foreign exchange rate changes on cash and cash equivalents	4	(4)	(108)	54	69
Net decrease in cash and cash equivalents(a)	(3,751)	(539)	(3,059)	(4,634)	(3,030)
Cash and cash equivalents, at the beginning of the period	5,667	3,910	4,975	8,005	8,005
Cash and cash equivalents, at the end of the period	1,916	3,371	1,916	3,371	4,975

(a)             Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

Net cash from operating activities

Net cash from operating activities amounted to EUR 9.2 billion in the first nine months of 2006, compared with EUR 10.1 billion in the prior year. This decrease is predominantly due to the decline in profit from operations. This effect was partially offset by lower net interest payments and changes in working capital.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 9 billion in the first nine months of 2006 as compared with EUR 7.5 billion in the same period in the previous year. A considerable factor in this change was the lower level of cash inflows from non-current assets (disposal of shares). While inflows of EUR 1.6 billion were recorded in 2005 from the sale of shares in MTS, comdirect, Intelsat and DeASat, inflows of EUR 0.2 billion were recorded in 2006 for the prior sale of shares in Celcom. In addition, outflows of EUR 1.1 billion were recorded under current investment activities in 2006 for up-front payments relating to the auction of mobile communications licenses in the United States and for deposit payments in connection with the acquisition of additional shares in PTC. Cash outflows for intangible assets and property, plant and equipment decreased by EUR 0.7 billion (in 2005, this item included increased cash outflows for investments by T-Mobile USA relating to the winding up of the U.S. mobile communications joint venture) and cash outflows for investments in fully consolidated subsidiaries decreased by EUR 0.3 billion.

Net cash used in financing activities

Net cash used in financing activities decreased by EUR 4.1 billion year-on-year to EUR 3.2 billion in the first nine months of 2006. This decrease is mainly attributable to a net reduction in repayments of EUR 5.2 billion (mainly relating to the global bond and medium-term notes), partly offset by an increase in dividend payments of EUR 0.4 billion and the share buy-back amounting to EUR 0.7 billion following the merger of T-Online International AG into Deutsche Telekom AG.

Business transactions that did not lead to a change in cash levels (non-cash transactions) include the conversion of the mandatory convertible bond (EUR 2.2 billion increase in Deutsche Telekom AG’s issued capital and capital reserves) and the merger of T-Online International AG into Deutsche Telekom AG (EUR 0.8 billion increase in Deutsche Telekom AG’s issued capital and capital reserves). For more detailed information, please refer to the statement of changes in equity and the notes on shareholders’ equity.

Capital Resources

The following table summarizes our total financial liabilities as of September 30, 2006 and 2005, and December 31, 2005:

	As of September 30,	As of December 31,			As of September 30,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)

Bonds	34,674	37,255	(2,581)	(6.9)	37,648
Liabilities to banks	3,188	2,227	961	43.2	2,366
Liabilities to non-banks from promissory notes	630	645	(15)	(2.3)	648
Liabilities from derivatives	504	678	(174)	(25.7)	817
Lease liabilities	2,274	2,373	(99)	(4.2)	2,427
Liabilities arising from ABS transactions	1,133	1,363	(230)	(16.9)	1,354
Other financial liabilities	1,745	2,180	(435)	(20.0)	1,961
Total	44,148	46,721	(2,573)	(5.5)	47,221

Total financial liabilities decreased as of September 30, 2006, compared to December 31, 2005, primarily as a result of principal repayments and conversion of the mandatory convertible bond of EUR 7.2 billion at maturity, offset, in part, by a bond of USD 2.5 billion (EUR 2.1 billion), issued in three tranches, four medium-term notes of EUR 0.5 billion each, one medium-term note of EUR 0.75 billion, one medium-term note of EUR 0.02 billion, one medium-term note of GBP 0.25 billion (EUR 0.4 billion) and a HUF 47.4 billion (EUR 0.2 billion) loan from the European Investment Bank (EIB). Additionally, our financial liabilities decreased due to foreign-exchange effects of EUR 0.9 billion relating primarily to USD denominated instruments. The material terms of the liabilities issued in 2006 are as follows:

	Nominal (in millions of €)	Contractual and expected maturity	Interest Rate
Floating-Rate Bond Tranche	829	March 23, 2009	USD-Libor 3M + 0.18%
Fixed-Rate Bond Tranche	415	March 23. 2011	5.38%
Fixed-Rate Bond Tranche	829	March 23, 2016	5.75%
Medium-Term Note	500	June 27, 2008	EURIBOR 3M + 0.10%
Medium-Term Note	500	February 2, 2009	3.00%
Medium-Term Note	500	August 17, 2009	EURIBOR 3M + 0.20%
Medium-Term Note	750	April 13, 2011	4.00%
Medium-Term Note	500	May 31, 2016	4.75%
Medium-Term Note	21	August 25, 2009	EURIBOR 3M + 0.19%
Medium-Term Note	366	July 19, 2013	5,625%
EIB Loan	188	January 31, 2013	BUBOR 3M + 0.10%

The following table summarizes the development of cash and cash equivalents as of September 30, 2006 and 2005, and December 31, 2005:

	As of September 30,	As of December 31,			As of September 30,
	2006	2005	Change	Change %	2005
	(millions of €, except where indicated)

Cash and cash equivalents	1,916	4,975	(3,059)	(61.5)	3,371

For the nine months ended September 30, 2006, cash and cash equivalents decreased by EUR 3.1 billion to EUR 1.9 billion as compared to December 31, 2005. This was due to outgoing payments in the second quarter of 2006, primarily relating to the distribution of dividends for the 2005 financial year in the amount of EUR 3.0 billion and for the acquisition of tele.ring Telekom Service GmbH in the amount of EUR 1.3 billion. In the third quarter of 2006, share buy-backs (EUR 0.7 billion) and the redemption of bonds at maturity (EUR 4.5 billion) were the primary factors contributing to this decrease. These decreases were partially offset by the issuances as explained above and the net cash inflow from operating activities. Detailed information can be found in the consolidated cash flow statement.

Capital expenditures and investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies, as well as proceeds from the sale of non-current assets and investments.

	For the nine months ended September 30,		For the three months ended September 30,
	2006	2005	2006	2005
	(millions of €, except where indicated)
Capital expenditures	5,919	6,601	1,950	1,686
Investments in subsidiaries and non-current financial assets	2,270	2,528	103	119
Proceeds from disposal of non-current assets and investments	(692)	(1,782)	(64)	(1,418)
Other	1,454	109	1,041	95
Net cash used for investing activities	8,951	7,456	3,030	482

Capital Expenditures

The following table provides information about our capital expenditures by strategic business area for the periods presented.

	For the nine months ended September 30,		For the three months ended September 30,		December 31,
	2006	2005	2006	2005	2005
	(millions of €, except where indicated)
Mobile Communications	2,772	4,339	840	827	5,603
Broadband / Fixed Network	2,285	1,536	809	600	2,481
Business Customers	529	462	180	162	775
Group Headquarters and Shared Services	364	297	147	123	456
Reconciliation	(31)	(33)	(26)	(26)	(46)

Total capital expenditures	5,919	6,601	1,950	1,686	9,269

The decrease in total cash basis capital expenditures in the first nine months of 2006, compared to the same period of 2005, mainly relate to  the much higher level of capital expenditures in the first nine months of the prior year consisting primarily of the purchase of networks in California and Nevada. Capital expenditures in the first nine months of 2006 primarily included the roll-out of the high-speed network in the Broadband/Fixed Network strategic business area.

OUTLOOK

Highlights after the balance sheet date (September 30, 2006)

Group

Full consolidation of PTC

On October 2, 2006 a Vienna arbitration court confirmed its ruling of June 6, 2006 that T-Mobile Deutschland’s exercise of a call option on Elektrim S.A’s approximately 48 percent stake in PTC on February 15, 2005 was legally valid. The court also ruled that to secure its ownership of PTC, T-Mobile Deutschland must pay an initial installment of the total purchase price, which is yet to be set by the court, equivalent to the carrying amount of PTC’s equity. This installment was paid to Elektrim on October 26, 2006. Accordingly, PTC will now be fully consolidated in our consolidated financial statements commencing in the fourth quarter. For additional information, see “Legal Proceedings Updates.”

Seven-year euro bond issued by Deutsche Telekom International Finance B.V.

On October 25, 2006, Deutsche Telekom issued a euro bond through its financing subsidiary, Deutsche Telekom International Finance B.V. The bond has a principal amount of EUR 1.5 billion, a coupon of 4.5 percent, and matures on October 25, 2013.

T-Service will safeguard jobs

In October 2006, our Board of Management adopted a range of measures to focus service more efficiently and even more strongly on customer needs. It specifically addressed the issue of customer service in the Telekom 2010 program. In the short term, we will assign approximately 4,000 additional customer service staff to call centers or T-Punkt shops. In 2007, approximately 35,000 T-Com employees will be transferred to a dedicated service unit, called “T-Service”, that will be responsible for technical infrastructure and customer service. Additionally, approximately 10,000 employees currently in T-Com’s call center unit will also be transferred into a dedicated business unit. These measures will allow us to focus on the quality of our service under conditions that more accurately reflect the current market. The goal is to maintain the our competitiveness in the long term, while safeguarding jobs both in the Group and in Germany. The Group also aims to systematically align working conditions and remuneration systems to market levels and to increase productivity. In the first quarter of 2007, negotiations will begin with the trade unions to define the specific terms of employment at T-Service.

Workforce restructuring to include civil servants

On May 31, 2006, the Federal Cabinet adopted the “Draft Second Bill to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost” and introduced it into the legislative process. The Bill was approved by the Bundestag on September 28, 2006 and by the Bundesrat on October 13, 2006. We expect the Act to come into force in November 2006. Among other aims, the Act is intended to help correct the negative consequences of a structural feature of the successor companies (including Deutsche Telekom) to Deutsche Bundespost. These companies employ a high proportion of civil servants in Western Germany, while staff covered by collective agreements make up the majority of the workforce in Eastern Germany. The Act will allow us to include civil servants in the workforce adjustment process in a socially responsible manner. The Bill stipulates that civil servants of all service grades aged 55 and over who work in areas where there is a surplus of staff, and for whom employment in another area is not possible, may take early retirement on request.

Workforce restructuring continued by outsourcing Vivento Customer Services locations

Five of Vivento Customer Services GmbH’s locations — Aachen, Dresden, Halle, Lübeck, and Magdeburg — were transferred to the walterTeleMedien Holding GmbH, a non-corporate customer center operator in Germany, together with approximately 700 employees. This transfer of operations is expected to be accomplished as of December 1, 2006, and includes a contractual commitment to safeguard the jobs of the staff concerned until the end of 2011. This first step enables us to continue the workforce restructuring measures announced in 2005. Further sales of Vivento locations and business units are planned to ensure that the Group remains efficient and competitive in the long term by focusing on its core businesses and optimizing business functions.

Mobile Communications

T-Mobile Deutschland offers flat rate

On October 4, 2006, T-Mobile Deutschland launched Max — a new flat rate that allows mobile customers to make unlimited calls within the German fixed network and the T-Mobile network for a basic monthly charge of EUR 35. In addition to text messages within the T-Mobile network, this price includes calls to a voice mail box as well as the T-Mobile@home rate option, which is a special mobile home zone tariff.

T-Mobile USA honored for top customer satisfaction

For the fourth time in succession, T-Mobile USA received the highest ranking for customer satisfaction by J.D. Power and Associates. T-Mobile was the only mobile communications operator to receive this ranking in all six regions of the U.S. market. T-Mobile USA performed particularly well in customer care, cost of service and billing. In two of the six regions tested, the West and Southwest, T-Mobile USA was the only provider to be awarded top marks.

Broadband/Fixed Network

T-Com launches T-Home

T-Com launched three packages for calling, surfing the Internet, and entertainment (triple play) under the “T-Home” brand name on October 17, 2006. Depending on the package selected, customers can now benefit from an attractive and innovative bundled product that comprises high-speed Internet with transmission rates of up to 50Mbit/s, attractively priced Internet telephony and television (IPTV) providing access to more than 100 free and pay TV channels, plus an extensive entertainment service, including video on demand.

Business Customers

T-Systems awarded contract for pilot launch of an electronic health card

As part of the largest national health card project in Germany, the miners’ social security fund (Knappschaft) will gradually issue 20,000 insured persons an electronic health card. In addition, 75 physicians and pharmacists will participate in this program and receive an electronic health professional card. As a result, electronic patient files will be created using this specially designed and secure network. With the consent of the insured persons, physicians could then view previous diagnoses or treatments on their PC workstations. As the general contractor for this project, T-Systems and its partners will produce and distribute the new cards, thus linking all participating physicians’ practices and pharmacies as well as a hospital via an electronic network.

Vontobel to offer banks securities transaction services based on T-Systems IT infrastructure

The Swiss bank Vontobel and T-Systems have formed a strategic partnership with the primary aim of setting up a shared IT platform for securities transactions. While Vontobel will manage the core banking processes, T-Systems in its capacity as ICT provider will coordinate the project, operate the IT infrastructure, and manage the application. As a consequence, Vontobel will be able to provide securities transaction services for other banks in Switzerland.

DEVELOPMENT OF REVENUE AND PROFIT

Market expectations

Strong growth in our international sales markets continues, particularly in our key markets in the United States and the United Kingdom. Developments in our domestic sales markets are still dominated by slowing growth in mobile communications and the faster than expected decline in prices on the ISP and telecommunications markets, in particular for consumer broadband and business voice telephony.

On the basis of these and other expected market situations, we are now targeting revenues of between EUR 61.5 billion and EUR 62.1 billion for 2006 and moderate revenue growth for 2007.

Consequences for corporate management control

We are responding to the challenges of rapid technological changes and strong competition in the telecommunications industry with specific measures to ensure the long-term sustainability of customer relationships and thus revenue and profit growth.

On the product side, investments in future product areas, as well as simplified price structures, are intended to safeguard our customer relationships and revenues. Additional cost reductions, achieved with the help of increased use of more cost-

efficient IP-based networks, will improve the development of profit and therefore ensure the long-term sustainability of cash flow.

These measures will also assist us in achieving our goal of continuing to offer our shareholders an attractive dividend.

The immense changes in our market environment — in particular rapid technological changes — are compelling us to adjust our workforce structures. It is expected that approximately 32,000 employees will leave the Group, without the need for compulsory redundancies, between 2006 and 2008, thus leading to a net reduction in the number of employees of approximately 19,000. This workforce reduction will be accomplished using voluntary instruments such as partial retirement arrangements, severance payments, and early retirement. A total of approximately EUR 3.3 billion has been budgeted for this purpose.

Mobile Communications

T-Mobile expects net revenue to grow in 2006, with T-Mobile USA remaining the primary growth driver. Regulatory decisions and the further development of the U.S. dollar and pound sterling (GBP) exchange rates may have an effect on T-Mobile’s revenue and profit measured in euros.

Broadband/Fixed Network

The Broadband/Fixed Network strategic business area expects net revenue to decline overall in 2006 due to intense competition and the 2006 pricing measures. The planned introduction of innovative convergence products like triple-play services (T-Home packages) as well as new single and double-play rates are intended to stabilize the revenue trend beginning in 2007.

Business Customers

The Business Customers strategic business area (T-Systems) is forecasting a decline in revenue and profit for the 2006 financial year, particularly with regard to slower growth in the IP solutions market and the intensifying domestic price reductions evident throughout the year.

CORPORATE GOVERNANCE

In the most recent Declaration of Conformity released on December 12, 2005 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the “Government Commission for a German Corporate Governance Code,” published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 20, 2005, without exception. The full text of the Declaration of Conformity can be found on Deutsche Telekom’s Web site (www.deutschetelekom.com).

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to the NYSE listing rules as well as to U.S. capital markets legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to U.S. entities is included in our Annual Report on Form 20-F, and is also published on our English homepage at www.deutschetelekom.com under Investor Relations/Corporate Governance.

OTHER DISCLOSURES

Management Board Changes

Effective November 13, 2006, Mr. Kai Uwe Ricke resigned from his positions as Chief Executive Officer and Chairman of the Management Board of Deutsche Telekom AG. Also effective November 13, 2006, Mr. René Obermann (Chairman of the Board of T-Mobile International AG & Co. KG) has been named as the new Chief Executive Officer and Chairman of the Management Board of Deutsche Telekom AG.

Magyar Telekom

As previously disclosed, Magyar Telekom is conducting an investigation relating to certain contracts to determine whether they have been entered into in violation of company policy or applicable law or regulation. This inquiry is being conducted by an independent law firm and a forensic accounting firm, and is supervised by Magyar Telekom’s Audit Committee. As a result of this investigation, two additional contracts have been called into question. Accordingly, the four contracts under investigation involve total payments aggregating approximately HUF 1.98 billion (EUR 7.6 million). Concerns have also arisen regarding destruction by certain employees of electronic documents obstructing the investigation. Magyar Telekom has not yet determined what additional actions should be taken, including with respect to the conduct of members of management.

Magyar Telekom has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange

Commission and the U.S. Department of Justice of the investigation and is in contact with these authorities regarding the investigation. The Hungarian Financial Supervisory Authority ordered Magyar Telekom to prepare its annual report and to take all possible and necessary legal measures in order to comply with the statutory obligations. Magyar Telekom is currently investigating the legal solutions to hold a General Meeting and prepare the annual report as soon as possible. No assurance can be given that, as a result of the investigation, Magyar Telekom’s financial statements for 2005 and financial statements for any other period will not vary from those published prior to the completion of the investigation.

Articles of Incorporation

On September 26, 2006, we registered in the Commercial Register (Handelsregister) of the District Court (Amtsgericht) in Bonn, Germany, amendments to our Articles of Incorporation (Satzung). The amended Articles of Incorporation reflect the resolutions adopted by the Supervisory Board (Aufsichtsrat) in August 2006. The attached Exhibit 99.1 is a convenience English translation of the amended Articles of Incorporation. Accordingly, in all matters involving the Articles of Incorporation, the German language document shall control.

Legal proceedings updates

The companies in our group are involved in a number of legal proceedings in the ordinary course of our business. A detailed discussion of litigation affecting our business is included in “Item 8. Financial Information — Legal Proceedings” in our 2005 Annual Report on Form 20-F. Additional developments have been described in our subsequent Reports on Form 6-K filed on May 17, 2006 and August 14, 2006. Further developments are summarized below.

PTC — Vivendi

On October 23, 2006, T-Mobile USA, Inc., T-Mobile Deutschland GMBH, T-Mobile International AG, and Deutsche Telekom AG were named as defendants in a complaint filed by Vivendi S.A. in  the United States District Court for the Western District of Washington.  The complaint, as amended, alleges violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) based on allegations that the defendants engaged in, among other things, fraudulent conduct in connection with the acquisition of a controlling stake in Polska Telefonia Cyfrowa sp. zo.o (“PTC”).  Vivendi is seeking, among other things, an order requiring the return of the PTC shares obtained by defendants from Elektrim, damages equal to the fair market value of its investment in PTC, lost revenue and profits, and treble damages pursuant to the RICO statute. We believe that Vivendi’s allegations are unsustainable and we intend to vigorously contest this proceeding.

Consolidated financial statements

Consolidated income statement (unaudited)

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change	For the year ended December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)			(millions of €, except where indicated)
Net revenue	15,480	15,056	2.8	45,452	44,087	3.1	59,604
Cost of sales	(8,371)	(7,697)	(8.8)	(24,249)	(22,910)	(5.8)	(31,862)
Gross profit	7,109	7,359	(3.4)	21,203	21,177	0.1	27,742
Selling expenses	(3,877)	(3,513)	(10.4)	(11,665)	(10,459)	(11.5)	(14,683)
General and administrative expenses	(1,169)	(1,022)	(14.4)	(3,347)	(3,095)	(8.1)	(4,210)
Other operating income	256	200	28.0	862	833	3.5	2,408
Other operating expenses	(330)	(234)	(41.0)	(661)	(807)	18.1	(3,635)
Profit from operations	1,989	2,790	(28.7)	6,392	7,649	(16.4)	7,622
Finance costs	(651)	(674)	3.4	(1,911)	(1,845)	(3.6)	(2,401)
Interest income	79	60	31.7	246	195	26.2	398
Interest expense	(730)	(734)	0.5	(2,157)	(2,040)	(5.7)	(2,799)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	6	106	(94.3)	(11)	183	n.m.	214
Other financial income (expense)	(73)	952	n.m.	(136)	879	n.m.	777
Loss from financial activities	(718)	384	n.m.	(2,058)	(783)	n.m.	(1,410)
Profit before income taxes	1,271	3,174	(60.0)	4,334	6,866	(36.9)	6,212
Income taxes	794	(595)	n.m.	31	(1,892)	n.m.	(196)
Profit after income taxes	2,065	2,579	(19.9)	4,365	4,974	(12.2)	6,016
Profit attributable to minority interests	120	137	(12.4)	336	379	(11.3)	432
Net profit (profit (loss) attributable to equity holders of the parent)	1,945	2,442	(20.4)	4,029	4,595	(12.3)	5,584

n.m.— not meaningful

Earnings per share

	For the three months ended September 30,		For the nine months ended September 30		For the year ended December 31,
	2006	2005	2006	2005	2005
Earnings per share/ADS
Basic (€)	0.44	0.57	0.93	1.08	1.31
Diluted (€)	0.44	0.57	0.93	1.08	1.31

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated balance sheet (unaudited)

	As of September 30, 2006	As of December 31, 2005	Change millions	Change %	As of September 30, 2005
	(millions of €, except where indicated)
Assets
Current assets	15,736	16,668	(932)	(5.6)	15,209
Cash and cash equivalents	1,916	4,975	(3,059)	(61.5)	3,371
Trade and other receivables	7,490	7,512	(22)	(0.3)	7,400
Current recoverable income taxes	624	613	11	1.8	389
Other financial assets	2,302	1,362	940	69.0	1,346
Inventories	1,239	1,097	142	12.9	1,100
Non-current assets held for sale	633	—	633	n.m.	—
Other assets	1,532	1,109	423	38.1	1,603
Non-current assets	108,704	111,212	(2,508)	(2.3)	109,483
Intangible assets	52,058	52,675	(617)	(1.2)	54,132
Property, plant and equipment	45,320	47,806	(2,486)	(5.2)	47,859
Investments accounted for using the equity method	1,899	1,825	74	4.1	1,766
Other financial assets	1,146	779	367	47.1	799
Deferred tax assets	7,723	7,552	171	2.3	4,559
Other assets	558	575	(17)	(3.0)	368
Total assets	124,440	127,880	(3,440)	(2.7)	124,692

Liabilities and shareholders’ equity
Current liabilities	19,205	24,958	(5,753)	(23.1)	24,404
Financial liabilities	6,569	10,374	(3,805)	(36.7)	11,396
Trade and other payables	5,813	6,902	(1,089)	(15.8)	5,550
Income tax liabilities	630	1,358	(728)	(53.6)	1,213
Provisions	2,394	3,621	(1,227)	(33.9)	3,030
Other liabilities	3,799	2,703	1,096	40.5	3,215
Non-current liabilities	54,139	53,340	799	1.5	52,014
Financial liabilities	37,579	36,347	1,232	3.4	35,825
Provisions for pensions and other employee benefits	4,815	4,596	219	4.8	4,480
Other provisions	1,760	2,036	(276)	(13.6)	2,757
Deferred tax liabilities	8,112	8,331	(219)	(2.6)	7,098
Other liabilities	1,873	2,030	(157)	(7.7)	1,854
Liabilities	73,344	78,298	(4,954)	(6.3)	76,418

Shareholders’ equity	51,096	49,582	1,514	3.1	48,274
Issued capital	11,164	10,747	417	3.9	10,747
Capital reserves	51,489	49,561	1,928	3.9	49,549
Retained earnings including carryforwards	(16,249)	(18,760)	2,511	13.4	(18,747)
Other comprehensive income	(2,318)	(1,055)	(1,263)	n.m.	(1,401)
Net profit	4,029	5,584	(1,555)	(27.8)	4,595
Treasury shares	(5)	(6)	1	16.7	(8)
Equity attributable to equity holders of the parent	48,110	46,071	2,039	4.4	44,735
Minority interests	2,986	3,511	(525)	(15.0)	3,539
Total liabilities and shareholders’ equity	124,440	127,880	(3,440)	(2.7)	124,692

n.m.— not meaningful

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Statement of changes in equity (Unaudited)

Equity attributable to equity holders of the parent

	Equity contributed		Consolidated shareholders’ equity generated
	Issued capital	Capital reserves	Retained earnings	Carry- forwards	Net profit (loss)	Total
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at Jan. 1, 2005	10,747	49,528	(19,829)	2,063	1,593	(16,173)
Changes in the composition of the Group
Profit (loss) after income taxes					4,595	4,595
Transfers to (from) retained earnings			8			8
Unappropriated net profit (loss) carried forward				1,593	(1,593)	0
Dividends			(2,586)			(2,586)
Proceeds from the exercise of stock options		21				0
Change in other comprehensive income (not recognized in income statement)			4			4
Recognition of other comprehensive income in income statement						0
Balance at Sept. 30, 2005	10,747	49,549	(22,403)	3,656	4,595	(14,152)

Balance at Jan. 1, 2006	10,747	49,561	(22,416)	3,656	5,584	(13,176)
Changes in the composition of the Group
Profit (loss) after income taxes					4,029	4,029
Unappropriated net profit (loss) carried forward				5,584	(5,584)	0
Dividends			(3,005)			(3,005)
Mandatory convertible bond	417	1,793	(71)			(71)
T-Online merger	161	631				0
Share buy-back	(161)	(548)				0
Sale of treasury shares		(1)				0
Proceeds from the exercise of stock options		53				0
Change in other comprehensive income (not recognized in income statement)			3			3
Recognition of other comprehensive income in income statement						0
Balance at Sept. 30, 2006	11,164	51,489	(25,489)	9,240	4,029	(12,220)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Statement of changes in equity (Unaudited)

Equity attributable to equity holders of the parent

	Other comprehensive income
	Fair value measurement of available-for-sale financial assets	Fair value measurement of hedging instruments	Revaluation due to business combinations	Deferred taxes	Difference from currency translation	Total
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at Jan. 1, 2005	860	1,429	63	(556)	(4,474)	(2,678)
Changes in the composition of the Group
Profit (loss) after income taxes
Transfers to (from) retained earnings
Unappropriated net profit (loss) carried forward
Dividends
Proceeds from the exercise of stock options
Change in other comprehensive income (not recognized in income statement)	123	(475)	(4)	187	2,407	2,238
Recognition of other comprehensive income in income statement	(986)	(15)		4	36	(961)
Balance at Sept. 30, 2005	(3)	939	59	(365)	(2,031)	(1,401)

Balance at Jan. 1, 2006	2	864	58	(335)	(1,644)	(1,055)
Changes in the composition of the Group
Profit (loss) after income taxes
Unappropriated net profit (loss) carried forward
Dividends
Mandatory convertible bond
T-Online merger
Share buy-back
Sale of treasury shares
Proceeds from the exercise of stock options
Change in other comprehensive income (not recognized in income statement)	(3)	242	(3)	(92)	(1,402)	(1,258)
Recognition of other comprehensive income in income statement	(1)	(6)		2		(5)
Balance at Sept. 30, 2006	(2)	1,100	55	(425)	(3,046)	(2,318)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Statement of changes in equity (Unaudited)

	Equity attributable to equity holders of the parent
	Treasury shares	Total (equity attributable to equity holders of the parent)	Minority interest capital
	millions of €	millions of €	millions of €
Balance at Jan. 1, 2005	(8)	41,416	4,332
Changes in the composition of the Group			(1,009)
Profit (loss) after income taxes		4,595	379
Transfers to (from) retained earnings		8
Unappropriated net profit (loss) carried forward		0
Dividends		(2,586)	(244)
Proceeds from the exercise of stock options		21
Change in other comprehensive income (not recognized in income statement)		2,242	4
Recognition of other comprehensive income in income statement		(961)
Balance at Sept. 30, 2005	(8)	44,735	3,462

Balance at Jan. 1, 2006	(6)	46,071	3,408
Changes in the composition of the Group		0	(80)
Profit (loss) after income taxes		4,029	336
Unappropriated net profit (loss) carried forward		0
Dividends		(3,005)	(154)
Mandatory convertible bond		2,139
T-Online merger		792	(607)
Share buy-back		(709)
Sale of treasury shares	1	0
Proceeds from the exercise of stock options		53
Change in other comprehensive income (not recognized in income statement)		(1,255)	2
Recognition of other comprehensive income in income statement		(5)
Balance at Sept. 30, 2006	(5)	48,110	2,905

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Statement of changes in equity (Unaudited)

	Minority interests
		Other comprehensive income				Total	Total
	Revaluation due to business combffbinations	Deferred taxes	Difference from currency translation	Other	Total	(minority interest in equity)	(consolidated shareholders’ equity)
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at Jan. 1, 2005	61	0	(7)	1	55	4,387	45,803
Changes in the composition of the Group	7		(2)		5	(1,004)	(1,004)
Profit (loss) after income taxes						379	4,974
Transfers to (from) retained earnings						0	8
Unappropriated net profit (loss) carried forward						0	0
Dividends						(244)	(2,830)
Proceeds from the exercise of stock options						0	21
Change in other comprehensive income (not recognized in income statement)	(4)		21		17	21	2,263
Recognition of other comprehensive income in income statement					0	0	(961)
Balance at Sept. 30, 2005	64	0	12	1	77	3,539	48,274

Balance at Jan. 1, 2006	63	0	39	1	103	3,511	49,582
Changes in the composition of the Group						(80)	(80)
Profit (loss) after income taxes						336	4,365
Unappropriated net profit (loss) carried forward						0	0
Dividends						(154)	(3,159)
Mandatory convertible bond
T-Online merger						(607)	185
Share buy-back						0	(709)
Sale of treasury shares						0	0
Proceeds from the exercise of stock options						0	53
Change in other comprehensive income (not recognized in income statement)	(3)		(19)		(22)	(20)	(1,275)
Recognition of other comprehensive income in income statement						0	(5)
Balance at Sept. 30, 2006	60	0	20	1	81	2,986	51,096

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated cash flow statement (unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2006	2005	2006	2005	For the year ended December 31, 2005
	(millions of €)
Profit after income taxes	2,065	2,579	4,365	4,974	6,016
Depreciation, amortization and impairment losses	2,752	2,590	7,986	7,734	12,497
Income tax expense (refund)	(794)	595	(31)	1,892	196
Interest income and interest expenses	651	674	1,911	1,845	2,401
(Gain) loss from the disposal of non-current assets	(12)	(1,018)	(294)	(1,030)	(1,058)
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(6)	(45)	11	(122)	(152)
Other non-cash transactions	(41)	(37)	78	(75)	(111)
Change in assets carried as working capital	134	64	(747)	(575)	(360)
Change in provisions	263	56	(257)	(185)	(230)
Change in other liabilities carried as working capital	(162)	(89)	(590)	(997)	(130)
Income taxes paid	(538)	(291)	(1,021)	(988)	(1,200)
Dividends received	3	34	16	58	60
Cash generated from operations	4,315	5,112	11,427	12,531	17,929
Net interest paid	(762)	(845)	(2,186)	(2,449)	(2,931)
Net cash from operating activities	3,553	4,267	9,241	10,082	14,998
Cash outflows for investments in
Intangible assets	(322)	(263)	(805)	(1,295)	(1,868)
Property, plant and equipment	(1,628)	(1,423)	(5,114)	(5,306)	(7,401)
Non-current financial assets	(55)	(81)	(554)	(483)	(604)
Investments in fully consolidated subsidiaries	(48)	(38)	(1,716)	(2,045)	(2,051)
Proceeds (outflows) from disposal of
Intangible assets	(11)	1	21	21	33
Property, plant and equipment	65	36	469	206	333
Non-current financial assets	10	1,381	228	1,553	1,648
Investments in fully consolidated subsidiaries	0	0	(26)	2	0
Net change in short-term investments and marketable securities	(1,041)	(95)	(1,397)	(109)	(148)
Other	0	0	(57)	0	0
Net cash used in investing activities	(3,030)	(482)	(8,951)	(7,456)	(10,058)
Proceeds from issue of current financial liabilities	1,875	2,855	2,225	4,768	5,304
Repayment of current financial liabilities	(5,712)	(7,059)	(6,718)	(13,128)	(14,747)
Proceeds from issue of non-current financial liabilities	603	95	5,673	4,353	4,944
Repayment of non-current financial liabilities	(191)	(70)	(371)	(357)	(443)
Dividend payments	(106)	(101)	(3,182)	(2,824)	(2,931)
Capital increase/share buy-back	(706)	4	(699)	18	34
Repayment of lease liabilities	(41)	(44)	(169)	(144)	(200)
Net cash from (used) in financing activities	(4,278)	(4,320)	(3,241)	(7,314)	(8,039)
Effect of foreign exchange rate changes on cash and cash equivalents	4	(4)	(108)	54	69
Net (decrease) in cash and cash equivalents	(3,751)	(539)	(3,059)	(4,634)	(3,030)
Cash and cash equivalents, at the beginning of the period	5,667	3,910	4,975	8,005	8,005
Cash and cash equivalents, at end of the period	1,916	3,371	1,916	3,371	4,975

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Accounting in accordance with IFRS

Statement of compliance

The Interim Report as at September 30, 2006 has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (E.U. GAAP). All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Report and applied by Deutsche Telekom, have been adopted for use in the E.U. by the European Commission; therefore, there are no differences and a reconciliation between E.U. GAAP, and IFRS is not needed. The condensed consolidated financial statements of Deutsche Telekom also comply with IFRS as published by the IASB. The Report for the period ended September 30, 2006 has been prepared in compliance with IAS 34.

In the opinion of the Board of Management, the unaudited financial statements contained in this Report include all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of the net assets, financial position and results of operations of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2005 for the accounting policies applied for the Group’s financial reporting.

Changes in the composition of the Group

In the past year, Deutsche Telekom has acquired interests in various companies that were not, or not fully, included in the consolidated financial statements as of September 30, 2005, primarily the Telekom Montenegro Group. In addition, T-Systems DSS was sold in the second quarter of 2005, and is therefore no longer included in the financial statements as of September 30, 2006. Furthermore, in the first quarter of 2006, within the Business Customers strategic business area, T-Systems further acquired the gedas group, which was fully consolidated for the first time as of March 31, 2006. In the Mobile Communications strategic business area, T-Mobile Austria, a fully consolidated subsidiary of T-Mobile, acquired 100 percent of the shares and voting rights in the tele.ring Group, Austria, effective April 28, 2006.

Effect of changes in the composition of the Group on the consolidated income statement for the first nine months of 2006

	Mobile Communications	Broadband/ Fixed Network	Business Customers	Group Headquarters & Shared Services	Total
	(millions of €)
Net revenue	228	33	269	4	534
Cost of sales	(205)	(21)	(216)	(3)	(445)
Gross profit	23	12	53	1	89
Selling expenses	(26)	(3)	(29)	0	(58)
General and administrative expenses	(8)	(3)	(27)	0	(38)
Other operating income	(12)	0	7	(2)	(7)
Other operating expenses	6	(1)	(11)	(7)	(13)
Profit (loss) from operations	(17)	5	(7)	(8)	(27)
Finance costs	1	0	(5)	0	(4)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0
Other financial income (expense)	0	0	0	7	7
Profit (loss) from financial activities	1	0	(5)	7	3
Profit (loss) before income taxes	(16)	5	(12)	(1)	(24)
Income taxes	(41)	1	6	4	(30)
Profit (loss) after income taxes	(57)	6	(6)	3	(54)
Profit (loss) attributable to minority interests	1	0	0	2	3
Net profit (loss)	(58)	6	(6)	1	(57)

Business combinations

Effective March 31, 2006, T-Systems acquired the IT service provider gedas from Volkswagen AG for a purchase price of EUR 0.3 billion. On the basis of the final purchase price allocation, this resulted in goodwill of EUR 0.2 billion. Cash and cash equivalents in the amount of EUR 41 million were acquired in conjunction with the purchase of gedas. gedas has contributed a total of EUR 302 million to the Group’s net revenue since the acquisition date. Net profit for the reporting period includes a net loss at gedas since the acquisition date in the amount of EUR 8 million.

	Fair value at date of first-time consolidation	Carrying amounts immediately prior to business combination
	(millions of €)
Current assets	231	231
Non-current assets	203	110
of which: intangible assets	112	20
Current liabilities	298	293
Non-current liabilities	43	15

Effective April 28, 2006, through T-Mobile Austria, we acquired 100 percent of the shares and voting rights in the Austrian mobile communications company tele.ring Telekom Service GmbH, Vienna, Austria (tele.ring). tele.ring is an Austrian telecommunications company which primarily provides UMTS/GSM mobile communications services. The purchase price of EUR 1.3 billion was settled in cash. Cash and cash equivalents in the amount of EUR 23 million were acquired as part of the transaction. Incidental acquisition expenses of EUR 5 million were incurred primarily for financial and legal advisory services. Goodwill totaled EUR 0.7 billion. The main factors resulting in the recognition of goodwill can be summarized as follows:

A portion of the acquired intangible assets, such as the assembled workforce, could not be recognized as intangible asset since the recognition criteria were not fulfilled.

Expected cost savings from synergy effects of the merger were taken into account in determining the purchase price.

In addition to providing services in the area of UMTS/GSM mobile communications, the tele.ring group generates a portion of its revenues with a limited number of fixed-network customers. However, since this activity is not consistent with the strategic objectives of T-Mobile Austria, preparations are already underway to sell the existing fixed-network customer base. The acquisition of the tele.ring group was further subject to certain regulatory conditions. Nearly all cell sites necessary for mobile communications operations as well as the frequency spectrum of the UMTS license of the tele.ring group have to be sold to competitors. The assets that are expected to be disposed of in the near future were classified as held for sale.

If the acquisition of the company had already taken place effective January 1, 2006, the revenue of T-Mobile and Deutsche Telekom up to the acquisition date would have been EUR 158 million higher than the revenue actually generated up to that date. The revenue generated by tele.ring since the acquisition date that is already included in the Group’s net revenue is EUR 187 million. The net profit up to the acquisition date would have been EUR 23 million lower — the amount of the net loss of tele.ring — had the acquisition of the company already been executed effective January 1, 2006. Net profit for the current period includes a net loss at tele.ring since the acquisition date in the amount of EUR 59 million.

	Fair value at date of first-time consolidation	Carrying amounts immediately prior to business combination
	(millions of €)
Current assets	199	119
of which: non-current assets held for sale	85	—
Non-current assets	586	547
of which: intangible assets	461	230
Current liabilities	106	99
Non-current liabilities	32	46

The deferred tax effects of tax loss carryforwards of approximately EUR 0.9 billion have not been included.

Selected notes to the consolidated income statement.

Cost of sales

	For the three			For the nine			For the
	months ended			months ended			year ended
	September 30,		Change	September 30,		Change	December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)			millions of €, except where indicated
Cost of sales	(8,371)	(7,697)	(8.8)	(24,249)	(22,910)	(5.8)	(31,862)

In addition to higher levels of depreciation resulting from a higher level of property, plant and equipment, the increase in the cost of sales was due, especially, to customer growth in the Mobile Communications strategic business area. By contrast, cost of sales decreased overall in the Broadband/Fixed Network strategic business area.

Selling expenses

	For the three			For the nine			For the
	months ended			months ended			year ended
	September 30,		Change	September 30,		Change	December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)			millions of €, except where indicated
Selling expenses	(3,877)	(3,513)	(10.4)	(11,665)	(10,459)	(11.5)	(14,683)

The increase in selling expenses is predominantly attributable to higher commission and marketing expenses in the Mobile Communications and Broadband/Fixed Network strategic business areas.

General and administrative expenses

	For the three			For the nine			For the
	months ended			months ended			year ended
	September 30,		Change	September 30,		Change	December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
General and administrative expenses	(1,169)	(1,022)	(14.4)	(3,347)	(3,095)	(8.1)	(4,210)

The increase in general and administrative expenses relates primarily to Mobile Communications and Group Headquarters & Shared Services. In contrast, the Broadband/Fixed Network strategic business area recorded a decrease.

Profit/(loss) from financial activities

	For the three			For the nine
	months ended			months ended			For the
	September 30,			September 30,			year ended
			Change			Change	December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Profit/(loss) from financial activities	(718)	384	n.m.	(2,058)	(783)	n.m.	(1,410)
Finance costs	(651)	(674)	3.4	(1,911)	(1,845)	(3.6)	(2,401)
Interest income	79	60	31.7	246	195	26.2	398
Interest expense	(730)	(734)	0.5	(2,157)	(2,040)	(5.7)	(2,799)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	6	106	(94.3)	(11)	183	n.m.	214
Other financial income (expense)	(73)	952	n.m.	(136)	879	n.m.	777

n.m. — not meaningful

The year-on-year change in profit/loss from financial activities for both the third quarter and the first three quarters of 2006 is primarily attributable to other financial income/expense. In the third quarter of 2005, this item included a profit of approximately EUR 1 billion on the sale of the shares in MTS. In the first three quarters of 2006, other financial income (expense) included the profit from the sale of Celcom as well as currency translation effects.

The year-on-year increase in finance costs in the first three quarters of 2006 was due to a positive one-time effect in the second quarter of 2005 that resulted from an adjustment to the book value of financial liabilities to reflect the changes in the present value of the estimated future payments. The changes in estimated future payments were triggered by a downward adjustment in interest rates relating to these financial liabilities following an upgrade of the Company’s credit rating by rating agencies. Excluding the positive one-time effect in the first three quarters of 2005, the reduction in the average level of outstanding financial liabilities and the associated average interest rates during the first nine months of 2006, in comparison to the first nine months of 2005, had the effect of reducing interest expense.

The share of profit/loss of associates and joint ventures accounted for using the equity method declined year-on-year. The sale of our holdings of comdirect bank shares was recorded in the third quarter of 2005 with no corresponding sale in 2006.

Income taxes

	For the three			For the nine
	months ended			months ended			For the
	September 30,			September 30,			year ended
			Change			Change	December 31,
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Income taxes	794	(595)	n.m.	31	(1,892)	n.m.	(196)

n.m. — not meaningful

In contrast to the first nine months of the prior year, we recognized an income tax benefit in the first nine months of 2006. In addition to lower profits before income taxes, this was due in part to the fact that we agreed with the German tax authorities in the second quarter of 2006 on the application of a provision of trade tax law regarding certain capital losses incurred in previous years. As a result of this agreement, we were able to release a provision for income taxes. This increased net profit in the second quarter by about EUR 0.4 billion. In addition, we determined in the third quarter, based on an assessment of all available evidence, that it had become probable that EUR  1.3 billion of the previously unrecognized deferred tax assets at T-Mobile USA relating primarily to U.S. federal income tax net operating loss carryforwards was realizable in the near term. For purposes of this assessment, we reviewed forecasts in relation to actual results and expected trends in the industry. The realization of the previously unrecognized deferred tax assets provided for a corresponding income tax benefit. These effects were partially offset by the write off of deferred tax assets amounting to EUR 125 million due to developments in current operating income at two of our foreign subsidiaries.

Other disclosures

Executive bodies

In 2006, the following changes have occurred in the composition of our Supervisory Board:

State Secretary Volker Halsch resigned from the Supervisory Board of Deutsche Telekom AG effective midnight on January 16, 2006. His successor is Dr. Thomas Mirow, State Secretary in the German Federal Ministry of Finance. Dr. Thomas Mirow was appointed as a new member of the Supervisory Board effective January 17, 2006 by order of the Bonn District Court (Amtsgericht) dated January 11, 2006. The shareholders’ meeting of Deutsche Telekom AG elected Dr. Thomas Mirow as a member of the Supervisory Board on May 3, 2006.

The shareholders’ meeting of Deutsche Telekom AG on May 3, 2006 further resolved as follows:

Ms. Ingrid Matthäus-Maier, Spokeswoman of the Board of Managing Directors of KfW Bankengruppe, was elected to the Supervisory Board. Ms. Ingrid Matthäus-Maier succeeds Mr. Hans W. Reich, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Dr. Mathias Döpfner, Chairman of the Board of Management of Axel Springer AG, was elected to the Supervisory Board. Dr. Mathias Döpfner succeeds Prof. Dr. h.c. Dieter Stolte, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Prof. Dr. Wulf von Schimmelmann, Chairman of the Board of Management of Deutsche Postbank AG, was elected to the Supervisory Board. Prof. Dr. Wulf von Schimmelmann succeeds Prof. Dr. s.c. techn. Dieter Hundt, whose term of office ended at the end of the shareholders’ meeting on May 3, 2006.

Dr. Hubertus von Grünberg, Chairman of the Board of Management of Continental Aktiengesellschaft, was elected for a further term of office on the Supervisory Board.

Mr. Bernhard Walter, former Chairman of the Board of Managing Directors of Dresdner Bank AG, was elected for a further term of office on the Supervisory Board.

Dr. Hans-Jürgen Schinzler resigned his seat on the Supervisory Board effective midnight on May 31, 2006. Mr. Lawrence H. Guffey was appointed as a new member of the Supervisory Board by order of the Bonn ‘Amtsgericht’ (District Court) effective June 1, 2006. In accordance with the recommendation in item 5.4.3, sentence 2 of the German Corporate Governance Code, Mr. Lawrence H. Guffey’s appointment by court order is to be confirmed in a by-election at the 2007 shareholders’ meeting.

Lothar Schröder was appointed as a new employees’ representative on the Supervisory Board of Deutsche Telekom AG by order of the Bonn District Court (Amtsgericht) effective June 22, 2006. He succeeds Franz Treml, who resigned his office effective midnight on June 21, 2006 after his departure as National Head of Section of the ver.di trade union. Mr. Lothar Schröder was elected National Head of Section for telecommunications, information technology, data processing (Section 9) of the ver.di trade union as of April 1, 2006, and succeeded Franz Treml also in that office.

Dr. Mathias Döpfner resigned his seat on the Supervisory Board effective midnight on October 13, 2006. Ulrich Hocker, Manager-in-Chief of the Deutsche Schutzvereinigung für Wertpapierbesitz (DSW), a German association for the protection of private investors, was appointed to the Supervisory Board by the Bonn Amtsgericht (District Court) as the successor to Dr. Mathias Döpfner effective October 14, 2006. In accordance with the recommendation in item 5.4.3, sentence 2 of the German Corporate Governance Code, Mr. Ulrich Hocker’s appointment by court order is to be confirmed in a by-election at the 2007 shareholders’ meeting.

Personnel

	For the three months ended September 30,		% Change	For the nine months ended September 30 ,		% Change	For the year ended December 31
	2006	2005		2006	2005		2005
	(millions of €, except where indicated)
Personnel costs	(3,679)	(3,203)	(14.9)	(10,549)	(9,912)	(6.4)	(14,254)

The increase in personnel costs is attributable, in particular, to the first-time consolidation of the gedas group in the Business Customers strategic business area, collectively agreed increases in wages and salaries, and increased staff levels and exchange rate effects, primarily at T-Mobile USA. In addition, provisions for voluntary redundancy payments were recognized in the third quarter of 2006 in the Broadband/Fixed Network strategic business area as well as at Group Headquarters & Shared Services, further increasing personnel costs.

The personnel cost ratio for the first three quarters of 2006 is 23.2 percent of revenue, representing a year-on-year increase of 0.7 percentage points.

Average number of employees

	For the nine months ended September 30,			Change	For the year ended December 31,
	2006	2005	Change	%	2005
Deutsche Telekom Group	247,683	243,999	3,684	1.5	244,026
Non-civil servants	204,287	197,324	6,963	3.5	197,501
Civil servants	43,396	46,675	(3,279)	(7.0)	46,525

Trainees and student interns	9,857	10,019	(162)	(1.6)	10,019

Number of employees at balance sheet date

	As of September 30, 2006	As of December 31, 2005	Change	Change %	As of September 30, 2005
Deutsche Telekom Group	250,483	243,695	6,788	2.8	243,418
Non-civil servants	207,990	197,741	10,249	5.2	197,118
Civil servants	42,493	45,954	(3,461)	(7.5)	46,300

Trainees and student interns	11,827	11,481	346	3.0	11,719

The increased headcount at the reporting date and on average is attributable in particular to the first-time consolidation of the gedas group in the first quarter of 2006 and of tele.ring in the second quarter of 2006. In addition, there was a significant increase in headcount at T-Mobile USA.

Depreciation, amortization and impairment losses

	For the three months ended September 30,		Change	For the nine months ended September 30, ,		Change	For the year ended December 31
	2006	2005	%	2006	2005	%	2005
	(millions of €, except where indicated)
Amortization and impairment of intangible assets	655	608	7.7	1,902	1,845	3.1	4,427
of which: UMTS licenses	223	215	3.7	667	643	3.7	864
of which: U.S. mobile communications licenses	—	—	—	—	23	n.m.	30
of which: goodwill	—	2	n.m.	10	2	n.m.	1,920
Depreciation and impairment of property, plant and equipment	2,097	1,982	5.8	6,084	5,889	3.3	8,070
Total depreciation, amortization and impairment losses	2,752	2,590	6.3	7,986	7,734	3.3	12,497

n.m.—not meaningful

The increase in depreciation, amortization and impairment losses was largely the result of higher depreciation of technical equipment and machinery in connection with the commissioning of operating equipment as part of the network expansion at T-Mobile USA, which led to a higher depreciation base, as well as increased impairment losses on land and buildings.

Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

		For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
		2006	2005	2006	2005	2005
Calculation of basic earnings per share
Net profit	(millions of €)	1,945	2,442	4,029	4,595	5,584
Adjustment for the financing costs of the mandatory convertible bond (after taxes)	(millions of €)	0	25	38	74	98
Adjusted net profit (basic)	(millions of €)	1,945	2,467	4,067	4,669	5,682

Number of ordinary shares issued	(millions)	4,399	4,198	4,291	4,198	4,198
Treasury shares held by Deutsche Telekom AG	(millions)	(2)	(3)	(2)	(3)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel	(millions)	(22)	(23)	(22)	(24)	(24)
Effect from the potential conversion of the mandatory convertible bond	(millions)	0	156	91	156	163
Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,375	4,328	4,358	4,327	4,335

Basic earnings per share/ADS	(€)	0.44	0.57	0.93	1.08	1.31

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their respective time weighting.

		For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
		2006	2005	2006	2005	2005
Calculation of diluted earnings per share
Adjusted net profit (basic)	(millions of €)	1,945	2,467	4,067	4,669	5,682
Dilutive effects on profit from stock options (after taxes)	(millions of €)	0	0	0	0	0
Net profit (diluted)	(millions of €)	1,945	2,467	4,067	4,669	5,682

Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,375	4,328	4,358	4,327	4,335
Dilutive potential ordinary shares from stock options and warrants	(millions)	0	1	1	4	3
Weighted average number of ordinary shares outstanding (diluted)	(millions)	4,375	4,329	4,359	4,331	4,338

Diluted earnings per share/ADS	(€)	0.44	0.57	0.93	1.08	1.31

Selected notes to the consolidated balance sheet

Cash and cash equivalents

In the reporting period, cash and cash equivalents decreased by EUR 3.1 billion to EUR 1.9 billion. This was due to outgoing payments in the second quarter of 2006, such as in connection with the distribution of dividends for the 2005 financial year in the amount of EUR 3 billion and for the acquisition of tele.ring Telekom Service GmbH in the amount of EUR 1.3 billion. In the third quarter of 2006, share buy-backs (EUR 0.7 billion) and the redemption of bonds (EUR 4.5 billion) were the primary factors contributing to the reduction. This was partially offset by the issuance of a bond for a nominal amount of USD 2.5 billion in the first quarter of 2006 and several medium-term notes with an aggregate volume of EUR 3.1 billion.

Detailed information can be found in the consolidated cash flow statement.

Intangible assets and property, plant and equipment

	As of September 30, 2006	As of December. 31, 2005	Change	Change %	As of September 30, 2005
	(millions of €, except where indicated)
Intangible assets	52,058	52,675	(617)	(1.2)	54,132
of which: UMTS licenses	13,016	13,613	(597)	(4.4)	13,867
of which: U.S. mobile communications licenses	15,908	17,047	(1,139)	(6.7)	16,732
of which: goodwill	19,241	18,375	866	4.7	20,210
Property, plant and equipment	45,320	47,806	(2,486)	(5.2)	47,859

The decrease in the carrying amount of intangible assets and property, plant and equipment is primarily attributable to exchange rate effects totaling approximately EUR 2 billion, as well as amortization, depreciation and impairment losses that exceeded the level of investments. The increase in the carrying amount of goodwill is related primarily to the acquisition of gedas and tele.ring.

In the first nine months of 2006, the non-current assets held for sale in the amount of EUR 633 million were reclassified as current assets. In addition to the aforementioned tele.ring assets, this applied in particular to real estate assets of Deutsche Telekom AG.

Additions to assets

	For the nine months ended September 30			Change	As of December 31,
	2006	2005	Change	%	2005
	(millions of €, except where indicated)
Additions to assets	6,672	8,041	(1,369)	(17.0)	11,100
Intangible assets	1,781	2,209	(428)	(19.4)	2,828
Property, plant and equipment	4,891	5,832	(941)	(16.1)	8,272

Additions to assets in the first three quarters of 2006 primarily included goodwill from the acquisition of the gedas group and tele.ring, and the roll-out of the high-speed network in the Broadband/Fixed Network strategic business area. The relatively high level of investments in the same period of the prior year consisted primarily of the addition of goodwill relating to the acquisition of additional shares in the former T-Online International AG and the purchase of networks in California and Nevada.

Shareholders’ equity

	As of September 30, 2006	As of December 31, 2005	Change millions of €	Change %	As of September 30, 2005
	(millions of €, except where indicated)
Issued capital	11,164	10,747	417	3.9	10,747
Capital reserves	51,489	49,561	1,928	3.9	49,549
Retained earnings including carryforwards	(16,249)	(18,760)	2,511	13.4	(18,747)
Other comprehensive income	(2,318)	(1,055)	(1,263)	n.m.	(1,401)
Net profit	4,029	5,584	(1,555)	(27.8)	4,595
Treasury shares	(5)	(6)	1	16.7	(8)
Equity attributable to equity holders of the parent	48,110	46,071	2,039	4.4	44,735
Minority interests	2,986	3,511	(525)	(15.0)	3,539
Total shareholders’ equity	51,096	49,582	1,514	3.1	48,274

n.m. — not meaningful

The increase in shareholders’ equity of EUR 1.5 billion is primarily the result of net profit for the reporting period, the conversion of the mandatory convertible bond and the merger of T-Online International AG into Deutsche Telekom AG. Offsetting factors included not only the distribution of the dividend for the 2005 financial year and negative exchange rate effects on the currency translations of financial statements prepared in foreign currencies recognized under other comprehensive income, but also, treasury shares previously acquired under a share buy-back program.

Deutsche Telekom AG issued a mandatory convertible bond on February 24, 2003 through its financing company, Deutsche Telekom International Finance B.V. This bond matured on June 1, 2006. The conversion resulted in an increase in issued capital and capital reserves. The number of shares rose by approximately 163 million.

The merger of T-Online International AG into Deutsche Telekom AG was entered in the commercial register on June 6, 2006. Upon entry of the merger, the transaction took effect and T-Online shareholders became shareholders of Deutsche Telekom. Existing shares in T-Online were exchanged at the ratio agreed in the merger agreement of 25 T-Online shares to 13 Deutsche Telekom shares. This resulted in an increase of issued capital as well as capital reserves by a total of EUR 792 million.

The Board of Management of Deutsche Telekom AG, resolved on August 10, 2006 to exercise the authorization issued by the shareholders’ meeting on May 3, 2006 to repurchase treasury shares and to retire the repurchased shares in accordance with § 71 (1) No. 8 AktG (Aktiengesetz - German Stock Corporation Act). The Supervisory Board approved the share retirement. On August 25, 2006 Deutsche Telekom AG completed the share buy-back program that was launched on August 14, 2006. Effective August 25, 2006, a total of 62,730,182 individual shares (i.e., the number of shares newly issued in connection with the merger of T-Online International AG into Deutsche Telekom AG) with a corresponding proportionate amount of the share capital of EUR 160,589,265.92 or 1.4 percent of the share capital were repurchased for an average price of EUR 11.29 per share and a total price of EUR 708,334,785.39. The shares were bought back for the sole purpose of withdrawing the acquired shares from circulation and consequently reducing the share capital so that the merger with T-Online International AG did not lead to a permanent increase in the number of Deutsche Telekom AG shares.

On May 3, 2006, the shareholders’ meeting resolved to pay a dividend of EUR 0.72 per no par value share carrying dividend rights. This corresponds to a total dividend payment of approximately EUR 3 billion.

1,881,488 treasury shares were held at September 30, 2006. Treasury shares accounted for 0.04 percent of issued capital.

Stock-based compensation plans

Stock option plans (SOPs)

Deutsche Telekom AG, T-Online (T-Online International AG prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom all have stock-based compensation plans. The significant stock-based compensation plans are described below.

Deutsche Telekom AG stock option plans

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 20, 2005.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. In 2001 and 2002, Deutsche Telekom continued to grant stock appreciation rights (SARs) to employees in countries where it was legally not possible to issue stock options.

The following table provides an overview of the development of the total stock options held under the 2001 plan:

	SOP 2001		SAR 2001
	Stock options	Weighted average exercise price €	SARs	Weighted average exercise price €
	thousands	thousands
Outstanding stock options at Jan. 1, 2006	11,096	24.59	151	29.78
Granted	0	—	0	—
Exercised	25	12.36	0	—
Forfeited	166	25.07	1	30.00
Outstanding as of Sept. 30, 2006	10,905	24.61	150	29.78
Exercisable as of Sept. 30, 2006	10,905	24.61	150	29.78

At the time they were granted, the options under the 2001 stock option plan were worth EUR 4.87 for the 2001 tranche and EUR 3.79 for the 2002 tranche.

T-Online (T-Online International AG prior to the merger) stock option plans

In the 2000 financial year, T-Online International AG granted stock options to certain employees for the first time. Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 6, 2005.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The merger of T-Online International AG into Deutsche Telekom AG became effective upon entry in the commercial register on June 6, 2006. Under the merger agreement, as of this date Deutsche Telekom AG grants rights equivalent to the stock options awarded by T-Online International AG. The Board of Management of Deutsche Telekom AG has made use of the possibility of a future cash compensation provided for in the merger agreement and in the option terms and conditions. The following table provides an overview of the development of the total stock options held under the 2001 plan:

	SOP 2001
	Stock options	Weighted average exercise price €
	thousands
Outstanding stock options at Jan. 1, 2006	3,551	10.30
Granted	0	—
Exercised	0	—
Forfeited	121	10.31
Outstanding at Sept. 30, 2006	3,430	10.30
Exercisable as of Sept. 30, 2006	3,404	10.30

T-Mobile USA (VoiceStream/ Powertel) stock option plan

Before its acquisition on May 31, 2001, VoiceStream (now T-Mobile USA) had granted stock options to its employees. On May 31, 2001, these were converted at a rate of 3.7647 per unvested, outstanding T-Mobile USA option.

At September 30, 2006, 11.3 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (MISOP), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years. The plan has now expired and no more options can be issued.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

In addition, T-Mobile USA issued performance options to certain executives in 2003.

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options, and Powertel that were combined in 2004:

	Stock options	Weighted average exercise price USD
	thousands
Outstanding stock options at Jan. 1, 2006	13,848	20.36
Granted	0	—
Exercised	1,019	16.24
Forfeited	52	22.12
Expired	1,519	28.35
Outstanding at Sept. 30, 2006	11,258	20.31
Exercisable as of Sept. 30, 2006	11,089	20.41

Magyar Telekom stock option plan

On April 26, 2002, the shareholders’ meeting of Magyar Telekom approved the introduction of a management stock option plan.

On July 1, 2002, Magyar Telekom exercised its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable from 2003) and for the second and third tranches (exercisable from 2004 and 2005, respectively).

The following table provides an overview of the development of the total stock options held:

	Stock options	Weighted average exercise price HUF
	thousands
Outstanding stock options at Jan. 1, 2006	1,929	944
Granted	0	—
Exercised	0	—
Forfeited	53	944
Outstanding at Sept. 30, 2006	1,876	944
Exercisable as of Sept. 30, 2006	1,876	944

Mid-Term Incentive Plan (MTIP)

Deutsche Telekom AG MTIP

In the 2004 financial year, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan (MTIP) to ensure competitive total compensation for members of the Board of Management and senior executives of the Deutsche Telekom Group and other beneficiaries mainly in the United States and the United Kingdom. The intention was to launch a series of three-year plans that would revolve each year for five years. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore aligns the interests of management and shareholders. A decision will be made each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets. The MTIP plans for 2004 and 2005 came into effect on January 1, 2004 and January 1, 2005, respectively and will end after the expiration of the three-year term on December 31, 2006 and December 31, 2007, respectively. The 2006 MTIP came into effect on January 1, 2006 and will end after the expiration of the three-year term on December 31, 2008.

The MTIP is a cash-based plan. A certain amount is earmarked as an award to the beneficiaries by the respective employer, and paid out to the beneficiaries at the end of the plan, subject to the achievement of the two previously defined performance targets.

The first, absolute, performance target is reached if at the end of the term of the plan, i.e., after three years, Deutsche Telekom’s share price has risen by at least 30 percent since the beginning of the plan.

The second, relative, performance target is achieved if the total return of the T-Share has outperformed the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the plan.

If both performance targets are achieved, then the total amount of the award is paid out; if only one performance target is achieved, only 50 percent of the amount is paid out; and if neither performance target is achieved, no payment is made.

T-Mobile USA MTIP

T-Mobile USA’s MTIP is based on the same conditions as Deutsche Telekom AG’s MTIP.

T-Mobile USA LTIP

In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) on a revolving basis for the years 2004 through 2006, which is aimed at the top management from vice presidents upwards. Additional customer growth and profit targets have been agreed for this group of persons. The LTIP set up in 2006 takes into consideration customer growth and the Company’s performance.

T-Mobile UK MTIP

T-Mobile UK’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets in that plan, however, T-Mobile UK has introduced a third performance target for a defined group of participants which is based on the cash contribution (EBITDA less investments in intangible assets and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

T-Online (T-Online International AG prior to the merger) MTIP

T-Online’s MTIP was also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance was measured in terms of the development of T-Online’s shares and the TecDAX share index.

As a result of the merger and the consequent delisting of T-Online shares, it is no longer possible to measure the performance targets of the individual MTIPs. These plans were brought into line with those of Deutsche Telekom AG.

Magyar Telekom MTIP

Magyar Telekom’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EuroSTOXX Total Return Index.

The provision in the amount of EUR 22 million for the MTIPs linked to the development of the T-Share was reversed in the first three quarters of 2006 due to a sustained shortfall from expectations of the performance of the T-Share relative to the defined performance targets. Expenditures for the 2005 and 2006 LTIP at T-Mobile USA amounted to around EUR 24 million.

Contingencies and other financial obligations

Contingencies and other financial obligations totaled EUR 34.7 billion at September 30, 2006. The increase in the reporting period is primarily due to an increase of EUR 3.4 billion in purchase commitments, driven mainly by T-Mobile USA’s successful bid for FCC licenses. This was partially offset by a reduction of EUR 1.2 billion in purchase commitments for interests in other companies. The reason for this change is the completion of the takeovers of gedas and tele.ring, partially offset by an increase related to the acquisition of shares in PTC. Leasing obligations decreased by EUR 0.8 billion compared with December 31, 2005, due, in particular, to exchange rate effects at T-Mobile USA.

Selected notes to the consolidated cash flow statement

Net cash from operating activities

Net cash from operating activities amounted to EUR 9.2 billion in the first nine months of 2006, compared with EUR 10.1 billion in the prior year. This decrease is predominantly due to the decline in profit from operations. This effect was partially offset by lower net interest payments and changes in working capital.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 9 billion in the first nine months of 2006 as compared with EUR 7.5 billion in the same period in the previous year. A considerable factor in this change was the lower level of cash inflows from non-current assets (disposal of shares). While inflows of EUR 1.6 billion were recorded in 2005 from the sale of shares in MTS, comdirect, Intelsat and DeASat, inflows of only EUR 0.2 billion were recorded in 2006 for the sale of shares in Celcom. In addition, outflows of EUR 1.1 billion were recorded under current investment activities in 2006 for up-front payments relating to the auction of mobile communications licenses in the United States and for deposit payments in connection with the acquisition of additional shares in PTC. Cash outflows for intangible assets and property, plant and equipment decreased by EUR 0.7 billion (in 2005, this item included increased cash outflows for investments by T-Mobile USA relating to the winding up of the U.S. mobile communications joint venture) and cash outflows for investments in fully consolidated subsidiaries decreased by EUR 0.3 billion.

Net cash used in financing activities

Net cash used in financing activities decreased by EUR 4.1 billion year-on-year to EUR 3.2 billion in the first nine months of 2006. This decrease is mainly attributable to a net reduction in repayments of EUR 5.2 billion (mainly relating to the global bond and medium-term notes), partly offset by an increase in dividend payments of EUR 0.4 billion and the share buy-back amounting to EUR 0.7 billion following the merger of T-Online International AG into Deutsche Telekom AG.

Business transactions that did not lead to a change in cash levels (non-cash transactions) include the conversion of the mandatory convertible bond (EUR 2.2 billion increase in Deutsche Telekom AG’s issued capital and capital reserves) and the merger of T-Online International AG into Deutsche Telekom AG (EUR 0.8 billion increase in Deutsche Telekom AG’s issued capital and capital reserves). For more detailed information, please refer to the statement of changes in equity and the notes on shareholders’ equity.

Segment reporting

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2005 financial year as well as for the third quarter and first nine months of both 2006 and 2005. In addition to the details of the segments, there is also a reconciliation line

Segment information for the 2005 financial year

For the year ended December 31, 2005	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations)	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	(millions of €)
Group	59,604	—	59,604	7,622	214	(10,291)	(2,206)
Mobile Communications	28,531	921	29,452	3,005	133	(4,745)	(1,951)
Broadband/Fixed Network	21,731	4,304	26,035	5,142	53	(4,026)	(8)
Business Customers	9,058	3,792	12,850	409	3	(885)	(11)
Group Headquarters & Shared Services	284	3,221	3,505	(840)	(1)	(695)	(233)
Reconciliation	—	(12,238)	(12,238)	(94)	26	60	(3)

Segment information for the three months ended September 30

For the three months ended September 30, 2006	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses

For the thre months ended September 30, 2005
	(millions of €)
Group	15,480	—	15,480	1,989	6	(2,598)	(154)
	15,056	—	15,056	2,790	106	(2,540)	(50)
Mobile Communications	7,979	190	8,169	1,390	4	(1,288)	1
	7,409	239	7,648	1,540	41	(1,184)	(1)
Broadband/Fixed Network	5,196	1,000	6,196	1,132	3	(928)	(2)
	5,400	1,069	6,469	1,401	65	(986)	(2)
Business Customers	2,219	906	3,125	27	(1)	(223)	0
	2,178	965	3,143	198	0	(214)	0
Group Headquarters & Shared Services	86	856	942	(565)	0	(171)	(152)
	69	798	867	(342)	0	(167)	(46)
Reconciliation	—	(2,952)	(2,952)	5	0	12	(1)
	—	(3,071)	(3,071)	(7)	0	11	(1)

Segment information for the nine months ended September 30

For the nine months ended September 30, 2006	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity accounted investments	Depreciation and amortization	Impairment losses

For the nine months ended September 30, 2005
	(millions of €)
Group	45,452	—	45,452	6,392	(11)	(7,787)	(199)
	44,087	—	44,087	7,649	183	(7,597)	(137)
Mobile Communications	23,061	539	23,600	3,528	70	(3,789)	(3)
	20,902	689	21,591	3,731	106	(3,475)	(26)
Broadband/Fixed Network	15,488	3,010	18,498	3,648	11	(2,855)	(16)
	16,278	3,215	19,493	4,244	74	(3,007)	(3)
Business Customers	6,658	2,624	9,282	163	(92)	(670)	(2)
	6,707	2,761	9,468	567	2	(654)	0
Group Headquarters & Shared Services	245	2,462	2,707	(930)	(1)	(513)	(177)
	200	2,403	2,603	(841)	(1)	(503)	(106)
Reconciliation	—	(8,635)	(8,635)	(17)	1	40	(1)
	—	(9,068)	(9,068)	(52)	2	42	(2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: November 13, 2006